Exhibit 10.1

COVANCE CLINICAL RESEARCH UNIT INC.

TYD INC.

RADIANT RESEARCH INC.

STOCKHOLDERS’ REPRESENTATIVES

AGREEMENT AND PLAN OF MERGER

Dated as of April 20, 2006

	3.1.23	Brokers’ and Other Fees	31
	3.1.24	Complete Copies of Materials	31
	3.1.25	Board Recommendation	32
	3.1.26	Insurance	32
	3.1.27	Intentionally omitted	32
	3.1.28	Accounts Receivable	32
	3.1.29	Personal Property	32
	3.1.30	Guarantees and Suretyships	32
	3.1.31	Disclosure	32
	3.1.32	Reliance	32
3.2	REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB		32
	3.2.1	Organization; Standing and Power	33
	3.2.2	Authority	33
	3.2.3	Consents and Approvals; No Violations	33
	3.2.4	Financing	33
	3.2.5	Interim Operation of Sub	33
	3.2.6	Disclosure	33
	3.2.7	Reliance	34
ARTICLE IV	COVENANTS OF COMPANY
4.1	CONDUCT OF BUSINESS		34
	4.1.1	Ordinary Course	34
	4.1.2	Exclusivity; Acquisition Proposals	36
4.2	BREACH OF REPRESENTATIONS AND WARRANTIES; NOTIFICATION; ACCESS TO INFORMATION		38
4.3	CONSENTS		39
4.4	COMMERCIALLY REASONABLE EFFORTS		39
4.5	NOTICE TO STOCKHOLDERS		39
4.6	TAX RETURNS		39
4.7	INTENTIONALLY OMITTED		39
4.8	PARACHUTE PAYMENTS		39
4.9	PRE-MERGER SPIN		40
4.10	STOCKHOLDER APPROVAL		40
ARTICLE V	COVENANTS OF PARENT
5.1	BREACH OF REPRESENTATIONS AND WARRANTIES		40
5.2	CONSENTS		40
5.3	COMMERCIALLY REASONABLE EFFORTS		40
ARTICLE VI	ADDITIONAL AGREEMENTS
6.1	CONFIDENTIALITY AGREEMENT		40
6.2	LEGAL CONDITIONS TO THE MERGER		40
6.3	HSR ACT FILINGS		40
	6.3.1	Filings and Cooperation	41
	6.3.2	Objections	41
6.4	OFFICERS AND DIRECTORS		42
6.5	EXPENSES		42
6.6	ADDITIONAL AGREEMENTS		42
6.7	PUBLIC ANNOUNCEMENTS		42
6.8	EMPLOYEE MATTERS		43
ARTICLE VII	CONDITIONS PRECEDENT
7.1	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER		43
	7.1.1	Stockholder Approval	44

	7.1.2	Consents	44
	7.1.3	No Order	44
7.2	CONDITIONS OF OBLIGATIONS OF PARENT AND SUB		44
	7.2.1	Representations and Warranties of Company	44
	7.2.2	Performance of Obligations of Company	44
	7.2.3	No Company Material Adverse Effect	44
	7.2.4	Legal Action	44
	7.2.5	Resignations	44
	7.2.6	Required Employee	45
	7.2.7	Intentionally Omitted	45
	7.2.8	Escrow Agreement	45
	7.2.9	Balance Sheet; Working Capital Schedule; Minutes	45
	7.2.10	Intentionally Omitted	45
	7.2.11	Pre-Merger Sales	45
	7.2.12	Non-Competition Agreements	46
	7.2.13	Good Standing Certificate	46
	7.2.14	Termination of Options and Warrants	46
	7.2.15	Dissenters’ Rights	46
	7.2.16	Opinion of Counsel	46
7.3	CONDITIONS OF OBLIGATION OF COMPANY		46
	7.3.1	Representations and Warranties of Parent and Sub	46
	7.3.2	Performance of Obligations of Parent and Sub	46
ARTICLE VIII	INDEMNIFICATION
8.1	INDEMNIFICATION RELATING TO AGREEMENT		47
8.2	THIRD PARTY CLAIMS		47
8.3	TAX CONTESTS		48
8.4	BINDING EFFECT		48
8.5	TIME LIMIT		48
8.6	LIMITATIONS		48
8.7	CONTRIBUTION		49
8.8	EXCLUSIVE REMEDY		49
8.9	STRADDLE PERIOD		49
ARTICLE IX	TERMINATION, AMENDMENT, AND WAIVER
9.1	TERMINATION		49
9.2	EFFECT OF TERMINATION		50
ARTICLE X	GENERAL PROVISIONS
10.1	SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND AGREEMENTS		51
10.2	NOTICES		51
10.3	INTERPRETATION		52
10.4	COUNTERPARTS		52
10.5	MISCELLANEOUS		52
10.6	NO JOINT VENTURE		53
10.7	GOVERNING LAW		53
10.8	AMENDMENT		53
10.9	EXTENSION, WAIVER		53
10.10	SUCCESSORS AND ASSIGNS		53
10.11	SPECIFIC PERFORMANCE		53
10.12	SEVERABILITY		53
10.13	SUBMISSION TO JURISDICTION		54
10.14	STOCKHOLDERS’ REPRESENTATIVES		54

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of April 20, 2006, among Covance Clinical Research Unit Inc., a Florida corporation (“Parent”), TYD Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), Radiant Research Inc., a Delaware corporation (“Company”), and James Stevenson and Christopher Grant, Jr. (the “Stockholders’ Representatives”) as agents and attorneys-in-fact for the holders of Company Shares (as defined in Section 2.1).

INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and the mutual representations, warranties, covenants, and agreements contained herein, Parent, Sub, Company and the Stockholders’ Representatives hereby agree as follows:

ARTICLE I

THE MERGER

1.1                               Effective Time of the Merger. Subject to the provisions of this Agreement, Sub will be merged with and into Company (the “Merger”). A certificate of merger (“Certificate of Merger”) shall be duly prepared by the parties, executed by the Surviving Corporation (as defined below) and thereafter delivered to the Secretary of State of Delaware for filing, as provided in the Delaware General Corporation Law (the “DGCL”) as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the later of the acceptance for filing of the Certificate of Merger by the Secretary of State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”). Solely for purposes of clarification, Company and the Stockholders’ Representatives acknowledge and agree that Parent will have no obligation to make any payment pursuant to this Agreement until the Merger has been confirmed in writing by the Secretary of State of the State of Delaware.

1.2                               Closing. The closing of the Merger (the “Closing”) will take place as soon as practicable but no later than the fifth business day after satisfaction or waiver of the last to be fulfilled of the conditions set forth in Article VII (the “Closing Date”), at the Seattle, Washington offices of Preston Gates & Ellis LLP at 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104, which Closing is anticipated to occur on the last day of the month in which such conditions have been satisfied or waived, unless another date or place is agreed to in writing by Parent and Company.

1.3                               Effects of the Merger. At the Effective Time, (i) the separate existence of Sub shall cease and Sub shall be merged with and into Company and Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent (subsequent to the Merger, Company is sometimes referred to herein as the “Surviving Corporation”), (ii) the certificate of incorporation of Company shall be amended in its entirety to be the same as the certificate of incorporation of Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL, (iii) the bylaws of Surviving Corporation shall be amended and restated in its entirety to be the same as the bylaws of the Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the provisions thereof, the certificate of incorporation, and (iv) the directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation in each case until their respective successors shall have been duly elected, designated, or qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. The Merger shall, from and after the Effective Time, have all the effects provided by Section 259 of the DGCL and other applicable law.

ARTICLE II

EFFECT OF THE MERGER; DELIVERY OF CONSIDERATION

2.1                               Effect on Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action (except as provided in Section 4.5 and in this Section 2.1) on the part of Sub, Parent, Company, or the holder of any shares of Company capital stock (“Company Shares”):

2.1.1                                                Capital Stock of Sub.  Each share of Sub common stock, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time, shall be converted into one (1) validly issued, fully paid, and nonassessable share of Surviving Corporation common stock (“Surviving Corporation Common Stock”), with the stock certificate of Sub evidencing ownership of such share of Surviving Corporation Common Stock.

2.1.2                                                Cancellation of Company Shares.  Each Company Share held by Company as treasury stock and each Company Share owned directly or indirectly by Company or by any subsidiary (as defined in Section 10.3) of Company shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor. Company shall obtain a written consent to such cancellation from any subsidiary that owns Company Shares, whether or not such subsidiary is wholly owned.

2.1.3                                                Conversion of Company Securities.  Subject to Section 2.2 and Article VIII, each Company Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, as defined in Section 2.1.4, and those Company Shares referred to in Section 2.1.2), shall, without any action on the part of the holder thereof (except as set forth in this Section 2.1.3), be converted into their respective conversion payment (“Conversion Payment”), which shall be calculated as follows:

(a)                                  Each share of Company Series 1A Preferred Stock, $0.01 par value (the “Series 1A Preferred Stock”), issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive an amount (the “Series 1A Liquidation Amount”) equal to $9.56 per share, as provided for in Section 2(a) of Company’s certificate of incorporation.

(b)                                 Each share of Company Series 2 Preferred Stock, $0.01 par value (the “Series 2 Preferred Stock”), issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive an amount (the “Series 2 Liquidation Amount”) equal to $0.92304 per share, as provided for in Section 2(a) of Company’s certificate of incorporation.

(c)                                  Each share of Company common stock, $0.01 par value (the “Company Common Shares”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount equal to the CSE Amount.

(d)                                 At the Effective Time all such Company Shares shall no longer be outstanding and shall be cancelled and cease to exist, and each certificate (“Certificate”) previously representing any Company Shares shall represent only the right to receive the applicable Conversion Payment as provided by this Section 2.1.3. Notwithstanding anything to the contrary in this Section 2.1.3, the amount to which any holders of Company Shares are entitled pursuant to Section 2.1.3 shall be subject to reduction as a result of the holdback of funds pursuant to, and the other terms and conditions of, Section 2.2, Article VIII, Section 10.14 hereof, and the Escrow Agreement.

(e)                                  Effective immediately prior to the Effective Time and contingent upon consummation of the Merger, all outstanding options to purchase Company Common Shares (the “Company Options”) issued under the Company’s 1998 Stock Incentive Compensation Plan (the

“Company Stock Option Plan”) shall become exercisable in full. At the Effective Time, all outstanding Company Options that have not been exercised shall automatically be converted into the right to receive a cash payment and shall be cancelled by virtue of the Merger without any action on the part of the holder thereof. The cash payment to be received with respect to each unexercised Company Option shall be equal to the product obtained by multiplying (i) the excess, if any, of the CSE Amount over the applicable exercise price per share for such Company Option by (ii) the number of Company Common Shares that would have been issued to the holder of such Company Option had such Company Option been exercised in full (without regard to exercisability) immediately prior to the Effective Time (such payment to be net of applicable withholding taxes).

(f)                                    At the Effective Time, all outstanding warrants to purchase capital stock of the Company (“Company Warrants”) shall terminate by virtue of the Merger without any action on the part of the holder thereof; provided, that outstanding Company Warrants to purchase Series 1A Preferred Stock or Series 2 Preferred Stock shall automatically be converted into the right to receive a cash payment and shall be cancelled by virtue of the Merger without any action on the part of the holder thereof. The cash payment to be received with respect to each unexercised Company Warrant to purchase Series 1A Preferred Stock (the “Series 1A Warrant Payment”) shall be equal to the product obtained by multiplying (i) the excess, if any, of the Series 1A Liquidation Amount over the applicable exercise price per share for such Company Warrant by (ii) the number of shares of Series 1A Preferred Stock that would have been issued to the holder of such Company Warrant had such Company Warrant been exercised in full (without regard to exercisability) immediately prior to the Effective Time. The cash payment to be received with respect to each unexercised Company Warrant to purchase Series 2 Preferred Stock (the “Series 2 Warrant Payment”) shall be equal to the product obtained by multiplying (i) the excess, if any, of the Series 2 Liquidation Amount over the applicable exercise price per share for such Company Warrant by (ii) the number of shares of Series 2 Preferred Stock that would have been issued to the holder of such Company Warrant had such Company Warrant been exercised in full (without regard to exercisability) immediately prior to the Effective Time.

The numbers used below and in the pro forma calculations in the attached Schedule 2.1 are for purposes of illustration only and will be adjusted and set forth in the final Schedule 2.1, which shall be determined in accordance with the following procedures, adjustments, and definitions as of Closing and when approved in writing by Parent and Company prior to or at the Closing shall be the final and determinative interpretation of the following:

(i)	Base Amount	$65,000,000
(ii)	Plus In the Money Option Consideration	$886,693
(iii)	Less Debt Payments	$(23,000,000)
(iv)	Less Allocation Adjustment Amount	$(1,397,499)
(v)	Net Distributable Amount	$41,489,194
(vi)	Less Management Bonus Amount	$(2,292,389)
(vii)	Less Aggregate Series 1A Payments	$(9,207,244)
(viii)	Less Aggregate Series 2 Payments	$(17,012,309)
(ix)	Adjusted Base Amount to CSEs	$12,977,252
(x)	Common Share Equivalents (CSEs)	33,638,236
(xi)	CSE Amount	$0.38579

The following definitions shall be used in making the foregoing calculations:

“Adjusted Base Amount to CSEs” shall mean the Net Distributable Amount less the Management Bonus Amount and the Aggregate Series 1A Payments and the Aggregate Series 2 Payments as set forth in items (vi) through (viii) of the above table.

“Aggregate Series 1A Payments” shall mean the sum of the aggregate Series 1A Liquidation Amounts and the aggregate Series 1A Warrant Payments.

“Aggregate Series 2 Payments” shall mean the sum of the aggregate Series 2 Liquidation Amounts and the aggregate Series 2 Warrant Payments.

“Allocation Adjustment Amount“ shall mean that amount which reduces the Base Amount and is allocated in accordance with Schedule 2.1 attached hereto. The Allocation Adjustment Amount reflects certain payments for transaction expenses and the termination payment due under the Caltius Investment Agreement (as defined in Section 3.1.1 of the Company Disclosure Schedule).

“Base Amount” shall mean $65,000,000.

“CSEs” shall mean “Common Share Equivalents,” and shall consist of all of the Company Common Shares outstanding immediately prior to Closing and including any Company Common Shares underlying any “in-the-money” Company Options outstanding immediately prior to Closing (Company Options shall be deemed “in-the-money” to the extent the exercise price thereof is less than the CSE Amount).

“CSE Amount” shall mean the Adjusted Base Amount to CSEs divided by the number of CSEs.

“Debt Payments” shall mean those payments of outstanding debt of Company set forth on Schedule 2.1.3, final pay-off amounts of which shall be obtained on the date of Closing.

“In the Money Option Consideration” shall mean the aggregate exercise price of all in-the-money Company Options outstanding immediately prior to the Closing.

“Management Bonus Amount” shall mean those bonus payments to be made to Company management from the Net Distributable Amount in accordance with Schedule 2.1 attached hereto.

“Net Distributable Amount” shall mean the Base Amount plus In the Money Option Consideration and less Debt Payments and the Allocation Adjustment Amount as set forth in items (ii) through (iv) of the above table.

2.1.4                                                Dissenters’ Rights. Company Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has not consented to the Merger in writing and who is entitled to demand and properly demands appraisal for such Company Shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the Conversion Payment unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, such Company Shares shall be treated as if they had been converted as of the Effective Time pursuant to Section 2.1.3, without any interest therefor. Company shall give Parent prompt notice of any demands received by Company for appraisal of Company Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Any amounts paid to a holder by Company pursuant to dissenters’ rights in excess of the amount such holder would have otherwise received hereunder shall be deducted from the Escrow Amount and will not be reimbursed by Parent or an Affiliate of Parent.

2.2                               Escrow. At the Closing, $15,000,000.00 of the Net Distributable Amount (the “Escrow Amount”) to be received by holders of Company Shares and Company management, as applicable, pursuant to Section 2.1.3 shall not be distributed to or made available for holders of Company Shares or Company management in accordance with Section 2.1.3 but rather shall be deposited by Parent with, and held by, an escrow agent, reasonably acceptable to Company, in an escrow fund pursuant to the Escrow Agreement substantially in the form attached hereto as Exhibit 2.2 (the “Escrow Agreement”) to secure claims by Parent or Surviving Corporation for indemnification pursuant to Article VIII. The portion of the Net Distributable Amount to be escrowed with respect to each holder of Company Shares and each applicable member of Company management is set forth on Schedule 2.1. The release of the Escrow Amount, and the availability of the Escrow Amount for certain claims, shall be subject to the terms of the Escrow Agreement.

2.3                               Working Capital.

2.3.1                                                Working Capital Adjustment. Within ninety (90) days following the Closing Date, the Stockholders’ Representatives shall cause to be delivered to Parent an unaudited balance sheet of the Company as of the Closing Date and a calculation of the Balance Sheet Date Working Capital Amount and the Closing Date Working Capital Amount (as defined below) (collectively, the “Working Capital Amounts”). The Stockholders’ Representatives and their authorized representatives shall have reasonable access to all relevant books and records and employees of Surviving Corporation to the extent reasonably required to prepare such calculation. Parent shall then have twenty (20) days following delivery of such balance sheet and the calculation of the Working Capital Amounts to review, at its expense, such balance sheet and calculation and the workpapers used in the preparation thereof. In the event Parent objects to such calculation within twenty (20) days following delivery of such balance sheet and calculation by written notice to the Stockholders’ Representatives (specifying such objections in reasonable detail and the basis therefor within such time period), and in the further event the Stockholders’ Representatives do not agree with such objections, the Stockholders’ Representatives and Parent, within twenty (20) days following such notice of objection (the “Resolution Period”), shall attempt to resolve their differences, and any resolution by them (evidenced in writing) as to any disputed amounts shall be final, binding and conclusive. If at the conclusion of the Resolution Period any amounts remain in dispute then the amounts so in dispute shall be submitted to a firm of nationally recognized, independent public accountants (the “Neutral Auditors”) selected by the Stockholders’ Representatives and Parent within 10 days after the expiration of the Resolution Period. If the Stockholders’ Representatives and Parent are unable to agree on the Neutral Auditors, then a nationally recognized accounting firm will be selected by lot from two names submitted by the Stockholders’ Representatives and two names submitted by Parent, none of which shall be engaged by the Stockholders’ Representatives, Parent, or Parent’s affiliates. The Neutral Auditors shall act as an arbitrator to determine and resolve, based solely on presentations by the Stockholders’ Representatives and Parent, and not by independent review, only those issues still in dispute. The Neutral Auditors’ determination shall be made within thirty (30) days of their selection, shall be set forth in a written statement delivered to the Stockholders’ Representatives and Parent and shall be final, binding and conclusive. The Stockholders’ Representatives and Parent agree to execute, if requested by the Neutral Auditors, a reasonable engagement letter. All fees and disbursements of the Neutral Auditors shall be paid one-half by the Stockholders’ Representatives and one-half by Parent; provided, that if the calculation of the Working Capital Amounts was materially accurate, Parent shall pay for the entire cost of the Neutral Auditors.

2.3.2                                                Adjustment of Net Distributable Amount. Upon the final determination of the Working Capital Amounts, the Net Distributable Amount shall be increased by an amount equal to the excess, if any, of the Closing Date Working Capital Amount over the Balance Sheet Date Working Capital Amount or shall be decreased by an amount equal to the excess, if any, of the Balance Sheet Date Working Capital Amount over the Closing Date Working Capital Amount; provided, however, that no such adjustment shall be made to the Net Distributable Amount unless the difference between the Balance Sheet Date Working Capital Amount and the Closing Date Working Capital Amount is greater than $5,000. If the Net Distributable Amount as so recalculated (the “Recalculated NDA”) exceeds the Net Distributable Amount, Parent shall cause the amount of such excess to be delivered, within 10 days after such final determination, to the Disbursement Agent for disbursement as provided in Section 2.4 below. If the Net Distributable Amount exceeds the Recalculated NDA, the amount of such excess shall be deemed a “Working Capital Deficit Adjustment”  that is an Indemnifiable Amount under Section 8.1 hereof.

2.3.3                                                Balance Sheet Date Working Capital Amount Defined. “Balance Sheet Date Working Capital Amount” means the aggregate of the book value on February 28, 2006 (the “Balance Sheet Date” ) or the amount stated below (if any) of those items listed under paragraph (i) below less the aggregate amount on the Balance Sheet Date of those items listed under paragraph (ii) below (all as determined in a manner consistent with the methodology historically used by Company).

(i)                                     Working Capital Assets:

(a)                                  All accounts receivable and other receivables amount, net of allowances, attributable to the Early Phase Business;

(b)                                 All petty cash attributable to the Early Phase Business;

(c)                                  All current, noncash assets owned by Company and attributable to the Early Phase Business (as defined in Section 7.2.11), including prepaids, deposits and other current assets (except for fixed assets);

(d)                                 All fixed assets (i.e. Furniture, Fixtures & Equipment) owned by Company and attributable to the Early Phase Business (excluding accumulated depreciation); and

(e)                                  All long term deposits and other noncash assets owned by Company and attributable to the Early Phase Business (excluding goodwill and any stock or other equity interests in any subsidiary of Company or any other legal entity).

(ii)                                  Working Capital Liabilities:

(a)                                  All trade payables attributable to the Early Phase Business;

(b)                                 All accrued employee compensation and benefits expenses and accrued vacation pay as of the Balance Sheet Date of or with respect to the employees at the clinical research sites that comprise the Early Phase Business and the other key employees of the Early Phase Business set forth on Schedule 6.8;

(c)                                  All accrued capital lease expenses attributable to the Early Phase Business;

(d)                                 The other expenses accrued by Company as of the Balance Sheet Date with respect to the Early Phase Business, including accruals for incentive bonus amounts, stipends, unclaimed property, and other expenses and

(e)                                  Deferred revenue and deferred rent.

The Balance Sheet Date Working Capital Amount is set forth on Schedule 2.3.3.

2.3.4                                                Closing Date Working Capital Amount Defined. “Closing Date Working Capital Amount”  means the aggregate book value on the Closing Date of those items listed under paragraph (i) below less the aggregate amount on the Closing Date of those items listed under paragraph (ii)

below, in each case determined after the Pre-Merger Spin has occurred such that the amounts in question relate solely to the Early Phase Business retained by Company (all as determined in a manner consistent with the methodology historically used by Company).

(i)                                     Working Capital Assets:

(a)                                  All accounts receivable and other receivables net of allowances of Company;

(b)                                 All petty cash of Company;

(c)                                  All current, noncash assets of Company, including prepaids, deposits and other current assets (except for fixed assets);

(d)                                 All fixed assets (i.e. Furniture, Fixtures & Equipment) owned by Company (excluding accumulated depreciation); and

(e)                                  All long term deposits and other noncash assets of Company (excluding goodwill and any stock or other equity interests in any subsidiary of Company or any other legal entity).

(ii)                                  Working Capital Liabilities:

(a)                                  All trade payables of Company;

(b)                                 All accrued employee compensation and benefits expenses and accrued vacation pay as of the Closing Date of or with respect to the employees at the clinical research sites that comprise the Early Phase Business and the other key employees of the Early Phase Business set forth on Schedule 6.8;

(c)                                  All accrued capital lease expenses attributable to the Early Phase Business;

(d)                                 The other expenses accrued by Company as of the Closing Date, including accruals for incentive bonus amounts, stipends, unclaimed property, and other expenses; provided however that any adjustment shall not include any increases in amounts specifically accrued for bonuses to Eligible Employees set forth in the Balance Sheet Working Capital Amount; and

(e)                                  Deferred revenue and deferred rent.

2.4                               Delivery of Consideration.

2.4.1                                                Disbursing Agent. No later than the Closing Date, Parent shall cause to be deposited with Mellon Investor Services, LLC, or other bank or trust company, reasonably acceptable to Company, as Parent may choose in its discretion (the “Disbursing Agent”), the Net Distributable Amount less the Escrow Amount. The deposited sum shall be invested in the Disbursing Agent’s discretion (provided that Parent shall be responsible for replacing any losses of principal resulting from such investments) and all interest thereon shall be paid to Parent for its sole benefit.

2.4.2                                                Exchange Procedures. At the Effective Time, Parent will instruct the Disbursing Agent to pay, and the Disbursing Agent will pay, by check or by wire transfer of same-day funds the applicable Conversion Payment, pursuant to Section 2.1 and subject to Section 2.2 hereof, plus applicable interest pursuant to Section 2.4.1 above, to each record holder of Company Shares as of the Effective Time, other than to those holders of Dissenting Shares not entitled thereto, upon (i) the submission of a Certificate to the Disbursing Agent and a duly executed letter of transmittal (the “Letter of Transmittal”) by such holder of record, which shall specify that risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Disbursing Agent, and which shall be in the form and have such provisions as Parent and Company may reasonably specify, and (ii) the surrender of the Certificates in exchange for the applicable Conversion Payment by such holder of record (which Certificates shall forthwith be canceled).

2.4.3                                                No Further Ownership Rights in Company Shares. The applicable Conversion Payment delivered upon surrender in exchange for Company Shares in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Shares. After the Effective Time there shall be no transfers on the stock transfer books of Company of Company Shares issued prior thereto. Upon the effectiveness of the Merger, all Company Shares issued prior thereto (other than Dissenting Shares) shall no longer be outstanding and shall cease to exist, and each Certificate previously representing any such shares shall represent only the right to receive the applicable Conversion Payment as described in Section 2.1.3 subject to the terms of this Agreement. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Disbursing Agent for transfer, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

2.4.4                                                Return to Parent.  Any cash made available to the Disbursing Agent and not exchanged for Certificates (or affidavits regarding lost, stolen or destroyed Certificates pursuant to Section 2.4.6 below) within twelve (12) months after the Effective Time shall be redelivered or repaid by the Disbursing Agent to Parent. After such time any holder of Certificates who has not theretofore delivered or surrendered such Certificates to the Disbursing Agent, subject to applicable law, shall look as a general creditor only to Parent for payment of the applicable Conversion Payment. Notwithstanding any provision of this Agreement, to the fullest extent permitted by applicable law, none of Parent, the Disbursing Agent, the Surviving Corporation, the Stockholders’ Representatives, or any other party hereto shall be liable to any holder of Company Shares for any cash delivered to a public official pursuant to applicable abandoned property, escheat, or similar law.

2.4.5                                                Withholding Rights.  Parent or the Disbursing Agent shall be entitled to deduct and withhold from the applicable Conversion Payment otherwise payable pursuant to this Agreement to any Person (as defined in Section 10.3) who was a holder of Company Shares immediately prior to the Effective Time, such amounts as Parent or the Disbursing Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local, or foreign tax law. Any such withheld amounts shall be timely paid over to the appropriate Governmental Entity (as defined in Section 3.1.5). To the extent that amounts are so withheld by Parent or the Disbursing Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made by Parent or the Disbursing Agent.

2.4.6                                                Lost Certificates.

If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by the Surviving Corporation, the agreement by such Person to indemnify Parent and Surviving Corporation against any claim that may be made against either of them with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen, or destroyed Certificate, the applicable Conversion Payment to which the holder thereof is entitled pursuant to this Article II. Any fees or expenses of the Disbursing Agent shall be borne by the Person to whom such Conversion Payment is made as a condition precedent to the making of such Conversion Payment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of Company. Except as set forth in a correspondingly numbered disclosure schedule delivered by Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”) and arranged in paragraphs corresponding to numbered and lettered sections contained in this Section 3.1, Company hereby makes the representations and warranties set forth in Sections 3.1.1 through 3.1.32 below to Parent and Sub; provided, however that such representations and warranties are made as though the Pre-Merger Spin (as defined below) had been consummated pursuant to, and in accordance with, the Pre-Merger Spin Agreements in the forms set forth as Exhibit 7.2.11(a) (“Pre-Merger Spin Agreements”) as of the

date hereof. All references in the subsections of this Section 3.1 to “Company” shall include Company’s subsidiaries except to the extent specifically excluded or except as otherwise clearly required by the context. For purposes of this Agreement, “Company Material Adverse Effect” means, after the date hereof unless otherwise indicated, a material adverse effect on the financial condition, business, assets or results of operations of Company and its subsidiaries, taken as a whole, or that would materially impair the ability of Company to consummate the transactions contemplated by this Agreement. Any single adverse effect or related series of adverse effects that has, individually or in the aggregate, a negative financial impact on Company of $250,000 or less shall not be considered a material adverse effect for purposes of this Agreement.

3.1.1                                                Organization, Standing, and Power. Each of Company and its subsidiaries is an entity duly organized, validly existing, and in good standing, as applicable, under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its businesses as now being conducted, and is duly qualified and in good standing, as applicable, to do business in each jurisdiction in which the character of the property owned, leased, or operated by it or the nature of its activities makes such qualification necessary (all such jurisdictions are listed in Section 3.1.1 of the Company Disclosure Schedule), except in such jurisdictions in which a failure to be so qualified would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined above). Company has delivered or made available to Parent complete and correct copies of Company’s certificate of incorporation and bylaws and minutes of Company’s board of directors (and each committee thereof) and the comparable governing instruments and minutes of each of its subsidiaries, in each case, as amended to the date hereof, other than those minutes or portions of such minutes relating to the Merger, this Agreement, or the transactions contemplated hereby (the “Transactions”) or to the Pre-Merger Spin. The minute books and stock records of Company contain correct and complete records of all material proceedings and actions taken at all meetings of, or effected by written consent of, the stockholders of Company and its board of directors, and the stock records of Company contain correct and complete records of all original issuances and subsequent transfers, repurchases, and cancellations of Company’s capital stock. Company is the owner, directly or indirectly, of all outstanding shares of capital stock of each of its subsidiaries free and clear of all liens, pledges, security interests, claims, or other encumbrances and all such shares are duly authorized, validly issued, fully paid, and nonassessable. All subsidiaries of Company are identified in Section 3.1.1 of the Company Disclosure Schedule, together with each subsidiary’s jurisdiction of incorporation or formation, the jurisdictions in which it is qualified to conduct business, and its authorized capitalization, and other than the subsidiaries so identified, Company does not own or control, directly or indirectly, shares of capital stock of any other corporation, or any interest in any partnership, joint venture, or other non-corporate business entity or enterprise.

3.1.2                                                Capital Structure.

(a)                                  The authorized capital stock of Company consists of 86,500,000 shares of stock consisting of (i) 65,000,000 Company Common Shares of which 24,771,305 shares are issued and outstanding as of the date hereof, and (ii) 21,500,000 shares of Preferred Stock, $0.01 par value (“Company Preferred Shares”), 1,500,000 of which have been designated as Series 1A Preferred Stock, and of which 894,368 are issued and outstanding as of the date hereof, and 20,000,000 of which have been designated as Series 2 Preferred Stock, and of which 18,219,688 are issued and outstanding as of the date hereof. As of the date hereof, 11,355,828 Company Common Shares are reserved for issuance upon the exercise of Company Options under the Company Stock Option Plan. As of the date hereof, Company Options for 9,632,806 Company Common Shares have been granted and remain outstanding under the Company Stock Option Plan. All Company Shares, Company Options, and any other securities (including all outstanding warrants) of Company outstanding as of the date hereof (collectively referred to as the “Company Securities”), the record owners of such securities, and with respect to Company Options the vesting schedule thereof, are as set forth on Section 3.1.2(a) of the Company Disclosure Schedule, and no Company Securities are held by Company in its treasury. True and complete copies of all Company stock option plans and the forms of any other instruments setting forth the rights of all Company Securities as of the date hereof have been delivered to Parent or its counsel.

(b)                                 All outstanding Company Common Shares and Company Preferred Shares are, and any Company Shares issued upon exercise of any Company Options when issued in accordance with the respective terms thereof will be, validly issued, fully paid, nonassessable and not subject to any preemptive rights, or similar rights under the DGCL, the certificate of incorporation or bylaws of Company, or to any agreement to which Company is a party or by which Company may be bound. Except for the shares described above issuable pursuant to the exercise of Company Options (all as set forth on Section 3.1.2(a) of the Company Disclosure Schedule) there are not any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character to which Company is a party or by which Company may be bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Company, or obligating Company to grant, extend or enter into any such option, warrant, call, conversion right, conversion payment, commitment, agreement, contract, understanding, restriction, arrangement or right. Company does not have outstanding any bonds, debentures, notes or other indebtedness, the holders of which (i) have the right to vote (or are convertible or exercisable into securities having the right to vote) with holders of Company Common Shares or Company Preferred Shares on any matter or (ii) are or will become entitled to receive any payment as a result of the execution of this Agreement or the completion of the Transactions. There is no agreement or right allowing for the repurchase or redemption of any capital stock or convertible securities of Company, and Company has not repurchased any of its capital stock. Company does not have outstanding any restricted stock, restricted stock units, stock appreciation rights, stock performance awards, dividend equivalents, or other stock-based or equity-linked securities of a similar nature. There are no agreements requiring Company to make contributions to the capital of, or lend or advance funds to, any subsidiaries of Company. Company is not a party to, nor to the knowledge of Company is any stockholder of Company a party to, any voting agreement, voting trust, or similar agreement or arrangement relating to any class or series of Company’s capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities of Company. There are no accrued and unpaid dividends with respect to any outstanding shares of Company capital stock. Company does not own or hold the right to acquire any shares of capital stock or any other security or interest in any other Person.

(c)                                  All of the issued and outstanding Common Shares and Company Preferred Shares have been offered and sold by Company in compliance with applicable federal and state securities laws.

(d)                                 To the knowledge of Company, no stockholder of Company has granted options or other rights to purchase any Company Common Shares or Company Preferred Shares from such stockholder.

3.1.3                                                Authority. Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of the stockholders of Company and the Company Required Statutory Approvals (as defined in Section 3.1.5 below), to consummate the Transactions. The execution and delivery by Company of this Agreement and the performance of Company’s obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Company, subject only to approval of the Merger and adoption of this Agreement by the stockholders of Company. This Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Sub, constitutes a valid and binding obligation of Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

3.1.4                                                No Violations. Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.3, the execution and delivery of this Agreement do not, and the consummation of the Transactions will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a material benefit under, or the creation of a lien, pledge, security interest, charge, or other encumbrance on assets (any such conflict, violation, default, right, loss, or creation being referred to herein as a “Violation”) pursuant to (a) any provision of the certificate of incorporation or bylaws of Company or the comparable governing instruments of any subsidiary of Company, or (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Company or its properties or assets, other than, in the case of (b), any such Violation that individually or in the aggregate would not have, or reasonably be expected to have, a Company Material Adverse Effect.

3.1.5                                                Consents and Approvals.

(a)                                  Except as provided in Section 3.1.5 of the Company Disclosure Schedule, no third-party consent is necessary or required under any loan or credit agreement, note, bond, mortgage, indenture, lease, or other material contract or agreement or instrument to which Company is a party in connection with the execution and delivery of this Agreement or the consummation by Company of the Transactions (“Third Party Consents”).

(b)                                 No consent, approval, order, or authorization of, or registration, declaration, or filing with or exemption by, any court, administrative agency, or commission or other governmental authority or instrumentality, whether domestic or foreign (each a “Governmental Entity”) (collectively with any Third Party Consents, “Consents”), is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation by Company of the Transactions, except for Consents, if any, relating to (x) the filing of a premerger notification report and all other required documents by Parent and Company, and the expiration or termination of all applicable waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”) and any similar required foreign antitrust filings (if applicable), (y) compliance with various such filings, authorizations, orders, and approvals as may be required under foreign laws and state securities laws, and (z) the filing of the Certificate of Merger in accordance with the DGCL (the filings and approvals referred to in clauses (x) through (z) are collectively referred to as the “Company Required Statutory Approvals”).

3.1.6                                                Financial Statements.

(a)                                  Company has delivered to Parent (a) audited balance sheets of Company as of December 31, 2004 and 2003 and the related audited statements of income, changes in owner’s equity and cash flow for each of the fiscal years then ended, including the notes thereto, (b) an unaudited balance sheet of the Early Phase Business of the Company as at December 31, 2005 (collectively, the “Balance Sheet”) and the related unaudited statements of income for the year then ended, and (c) unaudited balance sheets dated as at February 28, 2006 for each of the portion of the Company not subject to the Pre-Merger Spin and the portion that is subject to such transaction (collectively, the “Financial Statements”). Such Financial Statements comply in all material respects with all accounting requirements applicable to Company and have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except that the unaudited financial information may not contain the footnotes required by GAAP), and fairly present the consolidated financial position of Company as at the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal, recurring audit adjustments, which are not expected to be material in scope or amount). There has been no change in Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Financial Statements. The Company has never entered into, nor engaged in, any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated by the SEC).

3.1.7                                                No Defaults.

Company is not, nor has it received notice that it would be with the passage of time, in default or violation of any term, condition, or provision of (i) the certificate of incorporation or bylaws of Company or any comparable governing instrument of any subsidiary, (ii) any judgment, decree, or order, or (iii)  any loan or credit agreement, note, bond, mortgage, indenture, lease, license, sponsor contract or, to its knowledge, any other contract, agreement or instrument to which Company is now a party or by which it or any of its properties or assets may be bound, except with respect to clause (iii) violations that, individually or in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect.

3.1.8                                                Litigation.

There is no claim, action, suit, or proceeding pending or, to the knowledge of Company, threatened against or affecting Company, any of its officers, directors or employees, or any of its properties before any court or arbitrator or any Governmental Entity, which, if adversely determined, would have, or reasonably be expected to have, a Company Material Adverse Effect. There is no investigation pending or, to the knowledge of Company, threatened against Company, before any Governmental Entity, which, if adversely determined, would have, or reasonably be expected to have, a Company Material Adverse Effect. Section 3.1.8 of the Company Disclosure Schedule sets forth as of the date hereof, with respect to any pending action, suit, proceeding, or investigation to which Company is a party, the forum, the parties thereto, the subject matter thereof, and the amount of damages claimed, if any.

3.1.9                                                No Material Adverse Change.

Since the Balance Sheet Date, there has not been a Company Material Adverse Effect. Without limiting the foregoing, except as contemplated by this Agreement or set forth on Section 3.1.9 of the Company Disclosure Schedule, since the Balance Sheet Date, there has not been:

(a)                                  any declaration, setting aside, or payment of any dividend or other distribution, stock split, reclassification, subdivision, or exchange with respect to any Company Shares;

(b)                                 any amendment of any provision of the certificate of incorporation or bylaws of, or of any term of any outstanding security issued by, Company;

(c)                                  any incurrence, assumption, or guarantee by Company of any indebtedness for borrowed money, or any mortgage, pledge, imposition of any security interest, claim, encumbrance, or other restriction on any of the assets, tangible or intangible of Company;

(d)                                 a material change to any tax election or any accounting method or any settlement or consent to any claim or assessment relating to taxes incurred, or any incurrence of any obligation to make any payment of, or in respect of, any taxes, except in the ordinary course of business, or agreement to extend or waive the statutory period of limitations for the assessment or collection of taxes;

(e)                                  any (i) grant of severance or termination pay (unless required by law) to any director, officer, or employee of Company, (ii) entry into any employment, deferred compensation (based upon the meaning of such term prior to the adoption of Code Section 409A), or other similar agreement (or any material amendment to any such existing agreement) with any director, officer, or employee of Company, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iv) increase in compensation, bonus, or other benefits payable to directors, officers, or employees of Company, in each case other than those required by written contractual agreements or made in the ordinary course consistent with past practices and not in excess of $50,000 on an individual basis, (v) amendment or change to the exercise price of outstanding warrants or (vi) acceleration of, or amendment or change to, the period of exercisability, vesting, or exercise price of options, restricted stock, stock bonus, or other awards granted under the Company Stock Option Plan (including any discretionary acceleration of the exercise periods by Company’s board of directors, the compensation committee of Company’s board of directors, or a committee overseeing the Company Stock Option Plan as permitted under such plan) or authorization of cash payments in exchange for any options, warrants, restricted stock, stock bonus, or other awards granted under any of such plans except, in each case, as may be required under applicable law or the existing terms of the Company Stock Option Plan or other related agreements;

(f)                                    any issuance of capital stock or securities convertible into capital stock of Company (including grants or other issuances of options, warrants or other rights to acquire capital stock of Company) other than pursuant to Company Options;

(g)                                 any acquisition or disposition of assets (other than in the ordinary course of business or in connection with the Pre-Merger Spin (as defined below)), any acquisition or disposition of capital stock of any third party, or any merger or consolidation with any third party;

(h)                                 any entry by Company into any joint venture, partnership, or limited liability company or operating agreement with any Person;

(i)                                     any damage, destruction, or loss (whether or not covered by insurance) affecting Company’s properties or business that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(j)                                     any granting by Company of a security interest in or lien on any material property or assets of Company;

(k)                                  any cancellation of any debts or waiver of any claims or rights;

(l)                                     any capital expenditure or acquisition of any property, plant, and equipment by Company for a cost in excess of $50,000 in the aggregate, other than any such capital expenditure or acquisition of any property, plant, and equipment made in the ordinary course of business and consistent with past practices and as described in Section 3.1.9 of the Company Disclosure Schedule;

(m)                               any discharge or satisfaction by Company of any lien or encumbrance, or any payment of any material obligation or liability (absolute or contingent) other than current liabilities incurred as of the Balance Sheet Date and current liabilities incurred since the Balance Sheet Date in the ordinary course of business;

(n)                                 any termination, modification, or rescission of, or waiver by Company of rights under, any existing contract having, or reasonably likely to have, a Company Material Adverse Effect;

(o)                                 any event or condition resulting in a Company Material Adverse Effect; or

(p)                                 any agreement, authorization, or commitment, whether in writing or otherwise, to take any action described in this Section 3.1.9.

3.1.10                                         Absence of Undisclosed Liabilities.

Company has no liabilities, obligations, or contingencies (whether absolute, accrued, or contingent) except (i) liabilities, obligations, or contingencies (each a “Liability” and collectively, “Liabilities”) that are quantified on the face of the consolidated balance sheet of Company as of the Balance Sheet Date (rather than in the notes thereto); (ii) additional Liabilities that have arisen in the ordinary course of business consistent with past practice, but which Liabilities are either unknown or would not have, or reasonably be expected to have, a Company Material Adverse Effect, or (iii) additional Liabilities that are expressly provided for in any of Company’s contracts that are not required to be reflected in Company’s financial statements under GAAP.

3.1.11                                         Legal Compliance.

(a)                                  Company, its subsidiaries, and their respective affiliates have complied with all applicable federal, state, local, or foreign statutes, laws, ordinances, rules, judgments, orders, and regulations of any Governmental Entity (including without limitation the United States Food and Drug Administration (“FDA”)) applicable to their respective businesses and operations as, to the Company’s knowledge, has each clinical investigator that has been engaged to perform services on any of their behalf (each a “Clinical Investigator”) only as it relates to their performance of services for the Company. Section 3.1.11(a) of the Company Disclosure Schedule lists each Clinical Investigator engaged by the Company, its subsidiaries, or any affiliate thereof, since January 1, 2003. Neither Company, nor to Company’s knowledge any person or other entity acting on behalf of Company has, directly or indirectly, on behalf of or with respect to Company (i) made or received any unreported political contribution, (ii) made or received any payment that was not legal to make or receive, (iii) created or used any “off-book” bank or cash account or “slush fund,” or (iv) engaged in any conduct constituting a violation of the Foreign Corrupt Practices Act of 1977, as amended. All permits and licenses required to conduct the business of Company as currently conducted have been obtained, are in full force and effect, and are being complied with.

(b)                                 All clinical trials (including any post-marketing studies), animal studies and other preclinical tests conducted by Company were, and if still pending, are, being conducted in all material respects in accordance with all applicable experimental protocols, informed consents, procedures and controls of Company and applicable FDA and Clinical Laboratory Improvement Amendments Act of 1988 ( “CLIA”) requirements including, but not limited to, good clinical practice and good laboratory practice regulations. Company has not received any written notice from the FDA or any other Governmental Entity requiring the termination or suspension or material modification of any animal study, preclinical study or clinical trial conducted by or on behalf of Company.

(c)                                  Company is not subject to any pending or, to the knowledge of Company, threatened investigation by the FDA and does not, nor do the Clinical Investigators with respect to their services for the Company, make any claims for insurance reimbursement.

(d)                                 Company has not submitted any claim to any payment program in connection with any referrals that violated any applicable self-referral law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (the “Stark Law”), or any applicable state self-referral law. Company has complied with the disclosure requirements of any applicable self-referral law, including the Stark Law and any applicable state self-referral law.

(e)                                  Company has not submitted any claim for payment to any payment program in violation of any laws relating to false claim or fraud, including without limitation the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud law.

(f)                                    Company has not knowingly or willfully solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-kickback or similar law, including the Anti-Kickback Statute, or any applicable state anti-kickback law.

(g)                                 Company has complied with applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996, including the regulations promulgated thereunder (“HIPAA”), or any applicable state privacy laws.

(h)                                 Neither Company, nor to the knowledge of Company any of its respective officers, directors or employees, acting in their capacities as such, is or has been involved in any activities which are, or are alleged in writing by any qui tam relator or Governmental Entity to be, prohibited under the federal Medicare and Medicaid statutes, which are specifically defined as 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, 18 U.S.C. §1347, § 287, §1001, and § 1035, or the federal CHAMPUS/TRICARE statute, or the regulations promulgated pursuant to such federal statutes.

(i)                                     Section 3.1.11(i) of the Company Disclosure Schedule lists, as of the date of this Agreement, all written claims or statements (including all correspondence, other than immaterial correspondence, with Governmental Entities, intermediaries or carriers) concerning or relating to any federal or state government funded health care program that involves, relates to or alleges (i) any violation of any applicable rule, regulation, policy or requirement of any such program with respect to any activity, practice or policy of Company; or (ii) any violation of any applicable rule, regulation, policy or requirement of any such program with respect to any claim for payment or reimbursement made by Company or any payment or reimbursement paid to Company. There are no such violations nor is Company aware of the commencement of any investigation or inquiry, or the assertion of any claim or demand by, any Governmental Entity, intermediary or carrier with respect to any of the activities, practices, policies or claims of Company, or any payments or reimbursements claimed by Company, in each case concerning or relating to any federal or state government funded health care program. Company is not, as of the date of this Agreement, subject to any outstanding audit by any Government Entity, intermediary or carrier and, to the knowledge of Company, there are no grounds to anticipate any such audit, except such audits in the ordinary course of review, in the foreseeable future.

(j)                                     Neither Company, its affiliates, its subsidiaries, and their respective affiliates nor any Clinical Investigator or any person employed thereby has been debarred under Section 306(a) or (b) of the Federal Food, Drug and Cosmetic Act; provided that with respect to Clinical Investigators, such representation relates only to the period of time they have been engaged by the Company or an affiliate of the Company; to the Company’s knowledge prior to being engaged by the Company or an affiliate no Clinical Investigator or any person employed thereby had been debarred under Section 306(a) or (b) of the Federal Food, Drug and Cosmetic Act.

3.1.12                                         Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, parachute payment, bonus, or otherwise) becoming due to any director, employee, or independent contractor of Company, from Company under any Plan (as defined in Section 3.1.14), agreement or document, (ii)  increase any benefits otherwise payable under any Plan or agreement, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

3.1.13                                         Employees. Since the inception of Company (or any predecessor entity, if applicable), Company has been in compliance in all material respects with all then applicable laws and regulations respecting employment, termination of employment, discrimination in employment, terms and conditions of employment, wages, hours, and occupational safety and health and employment practices, and has not engaged in any unfair labor practice. Since the inception of Company (or any predecessor entity, if applicable), Company has in all material respects withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to its employees, including common law employees, and is not liable for any material arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing (or, if any arrears, penalty or interest were assessed against Company regarding the foregoing, it has been fully satisfied). Company is not, to its knowledge, liable for any material payment to any trust or other fund or to any governmental or administrative authority with respect to unemployment compensation benefits, social security, or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no known pending claims against Company under any workers compensation plan or policy or for long term disability. There are no known controversies pending or threatened between Company and any of its employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration, or investigation before any agency, court, or tribunal, foreign or domestic, including claims for compensation, pending severance benefits, vacation time, vacation pay, or pension benefits, or any other claim pending in any court or administrative agency from any current or former employee or any other Person arising out of Company’s status as employer or purported employer or any workplace practices or policies whether in the form of claims for employment discrimination, harassment, unfair labor practices, grievances, wage and hour violations, wrongful discharge, or otherwise. Company is not a party to any collective bargaining agreement or other labor union contract nor does Company know of any activities or proceedings of any labor union to organize any such employees, and Section 3.1.13 of the Company Disclosure Schedule lists all countries in which employees of Company are represented by a works council or similar employee organization. To the knowledge of Company, except as set forth in Section 3.1.13 of the Company Disclosure Schedule no employees of Company are or have in the past been in material violation of any term of any employment contract, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted by Company or to the use of trade secrets or proprietary information of others that individually or in the aggregate would have, or reasonably be expected to have, a Company Material Adverse Effect. Any and all releases of employment claims in favor of Company obtained from employees during the three-year period preceding the Effective Time are effective and binding to release all employment claims for each such employee.

3.1.14                                         Employee Benefit Plans.

(a)                                  Each employee benefit, equity incentive plan, or compensation plan or program covering currently active, former, or retired employees of Company (“Plan”) is listed in Section 3.1.14(a) of the Company Disclosure Schedule. Company has provided or made available to Parent a copy of each Plan document (or, if there is no Plan document, a written description), and where applicable, any related trust agreement, annuity, or insurance contract and, where applicable, the three (3) most recent annual reports (Form 5500) filed with the Internal Revenue Service (“IRS”) (including all attachments and schedules thereto). To the extent applicable, each Plan complies in all material respects with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, and any Plan intended to be qualified under Section 401(a) of the Code has been determined to be so qualified by the IRS, and its related trust is tax-exempt and has been determined to be so by the IRS, or the plan and trust are entitled to rely on a prototype plan approval letter. No “prohibited transaction,” as defined in ERISA Section 406 or Code Section 4975, has occurred with respect to any Plan, except as would not have, or reasonably be expected to have, a Company Material Adverse Effect. Each Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules, and regulations, including ERISA and the Code, which are applicable to such Plans. To the knowledge of Company, there are no pending or anticipated claims against or otherwise involving any of the Plans (excluding claims for benefits incurred in the ordinary course of Plan activities) and no suit, action or other litigation has been brought against or with respect to any Plan. All contributions, reserves, or premium payments to each Plan accrued to the date hereof, have been made or provided for. Company has no obligation for retiree health or life benefits under any Plan, except as required by applicable law or to avoid excise taxes under Section 4980(B) of the Code. There are no restrictions on the rights of Company to amend or terminate any Plan without incurring any liability thereunder (other than accelerated vesting, ordinary administrative expenses and satisfaction of applicable notice requirements). No tax under Section 4980B of the Code (other than a tax that has been fully satisfied) has been incurred in respect of any Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.

(b)                                 Neither Company nor any entity that is or was considered one employer with Company under ERISA Section 4001(14) or Code Section 414(b), (c) or (m) has ever maintained, had an obligation to contribute to, contributed to, or had any liability with respect to any current or former employee benefit plan that is or has been subject to Title IV of ERISA (including any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA). No Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(c)                                  All Plans that are subject to the laws of any jurisdiction outside the United States are in compliance with and have been operated consistent with their terms and such applicable laws (including relevant tax laws), and the requirements of any trust deed under which they were established, in all material respects. Section 3.1.14(c) of the Company Disclosure Schedule identifies all of Company’s employee benefit plans that are subject to the laws of any jurisdiction outside the United States. With respect to each Plan, no event has occurred, and there exists no condition or set of circumstances, that would subject Company, directly or indirectly, to any material liability arising under any applicable laws, including relevant tax laws (including any liability to or under any such Plan or any indemnity agreement to which Company is a party), excluding liability for benefit claims and funding obligations. With respect to each such Plan, there are no funded benefit obligations for which the contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted, on the financial statements of Company.

(d)                                 No Plan is subject to any ongoing audit, investigation, or other administrative proceeding of the IRS, the U.S. Department of Labor, or any other federal, state, or local governmental entity or is scheduled to be subject to such an audit, investigation, or proceeding.

(e)                                  Company is not a party to any agreement, plan, contract or arrangement pursuant to which compensation is or would be includible in the gross income of an employee, director, or independent contractor of Company prior to the receipt by such individual of such compensation, or to which interest or any additional tax would apply as a result of Code Section 409A, assuming such plans are amended in a timely manner to comply with Code Section 409A.

3.1.15                                         Real Property; Leases. Company owns no real property. Company has made available to Parent copies of all leases or subleases in effect on the date hereof pursuant to which Company leases (i) real property (as either a tenant, subtenant, or lessor) that require annual base payments in excess of $100,000, or (ii) personal property that require annual payments in excess of $50,000 with respect to each such lease or sublease (clauses (i) and (ii) collectively, the “Company Leases”). To the knowledge of Company, no default exists under any Company Leases. Except as provided in Section 3.1.15 of the Company Disclosure Schedule, none of the Company Leases may be terminated as a result of the execution of this Agreement or the consummation of the Transactions. Each Company Lease is listed in Section 3.1.15 of the Company Disclosure Schedule. Each Company Lease is in full force and effect in accordance with its respective terms. Company has not received notice that a party to any Company Lease intends to cancel, terminate, or refuse to renew the same or to exercise any option or other right thereunder.

3.1.16                                         Environmental.

(a)                                  Company is, and has been at all times when non-compliance may result in liability after the date of this Agreement, in material compliance with all Environmental Law governing its business, operations, properties, and assets, including, without limitation:  (i) all requirements of Environmental Law relating to the discharge and handling of Hazardous Material (as defined below); (ii) all requirements of Environmental Law relating to notice, record keeping and reporting; and (iii) all requirements of Environmental Law relating to obtaining and maintaining Company Environmental Permits for the ownership of its properties and assets and the operation of its business as presently conducted, including licenses relating to the handling and discharge of Hazardous Material.

(b)                                 No Hazardous Material has been released (except as specifically authorized, such as by permits issued by a Governmental Entity) by Company, or to the knowledge of Company by any prior owner, onto or under any property occupied by Company or any affiliate of Company, nor, to the knowledge of Company, has any Hazardous Material migrated beneath such properties.

(c)                                  Except as would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, Company has not transported, stored, used, manufactured, disposed of, released, or exposed its employees or others to Hazardous Materials (collectively, “Hazardous Materials Activities”) in violation of any Environmental Law (as defined below) in effect on or before the Effective Time.

(d)                                 Company currently holds all environmental approvals, permits, licenses, clearances, and consents (“Company Environmental Permits”) necessary for the conduct of Company’s Hazardous Material activities and other businesses of Company as such activities and businesses are currently being conducted, except where the absence of such Company Environmental Permits would not have, or reasonably be expected to have, individually or in the aggregate, result in a Company Material Adverse Effect.

(e)                                  No action, proceeding, revocation proceeding, amendment procedure, writ, or injunction is pending and, to knowledge of Company, no action, proceeding, revocation proceeding, amendment procedure, writ, or injunction has been threatened by any Governmental Entity against Company concerning any Company Environmental Permit, Hazardous Material, or any Hazardous Materials activity of Company. Company has received no written notification that it is or may be liable for natural resource damages, the investigation or cleanup of Hazardous Materials, or for the response costs incurred by others in conducting such investigation or cleanup, which, in either case would not have, or reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect. To the knowledge of Company, no fact or circumstance currently exists that is reasonably likely to involve Company in any environmental litigation or impose upon Company any environmental liability.

(f)                                    Company has not, either by agreement or by operation of law, assumed or undertaken any liability (including future or contingent liability but not including pursuant to any acquisition of operating businesses) of another Person under any Environmental Law, including any obligation for investigation, cleanup, corrective action, or natural resource damages with respect to Hazardous Materials.

(g)                                 Neither Company nor, to the knowledge of Company, any of its agents, possess copies of any reports concerning the presence or possible presence of released Hazardous Materials on real property currently or formerly owned, leased, or occupied by Company, including any environmental site assessment reports.

(h)                                 The Company does not own or operate, nor has Company owned or operated any “underground storage tanks” as defined in any applicable Environmental Law, and to the knowledge of Company, there are not now nor have there ever been any such underground storage tanks beneath any real property currently or previously owned or leased by Company that are required to be registered under applicable Environmental Law. All Aboveground Storage Tanks owned or operated by Company have been registered and operated in compliance with all applicable Environmental Law.

(i)                                     The documented results of all reports undertaken by Company or its agents, or otherwise in Company’s possession, regarding the potential effects of any release of Hazardous Material on real property currently or previously owned or leased by Company have been made available to Parent or its counsel.

(j)                                     “Hazardous Material” means any substance that has been designated by any Governmental Entity or by applicable federal, state, or local law to be radioactive, toxic, hazardous, or otherwise a danger to health or the environment, including PCBs, friable asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies lawfully used or stored for their intended purposes.

(k)                                  “Aboveground Storage Tank” means a stationary device that is: (1) designed to contain an accumulation of Hazardous Material; (2) constructed primarily of non-earthen materials to provide structural support; and (3) situated in such a way that the entire surface area of the tank is completely above the plane of the adjacent surrounding surface and the entire surface area of the tank (including the tank bottom) is able to be visually inspected.

(l)                                     “Environmental Law” means all applicable foreign, domestic, federal, state, local, or other laws, regulations, ordinances, or other binding requirements of Governmental Entities, all applicable orders, judgments, or binding determinations of administrative or judicial authorities, and any required permit, license, or other authorization, concerning pollution or protection of human health or the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Material.

3.1.17                                         Customers and Suppliers.

(a)                                  As of the date hereof, Company has no outstanding material dispute, which has been communicated in writing, concerning its business operations, including without limitation any Company products or services with any customer who, in the year ended December 31, 2005, was one of the twenty (20) largest sources of revenues recognized under GAAP for Company during such period (each, a “Significant Customer”). Each Significant Customer and the percentage of Company’s total revenues such Significant Customer represented during such time period are listed on Section 3.1.17(a) of the Company Disclosure Schedule. As of the date hereof, Company has not received any written notice from any Significant Customer that such customer shall not continue as a customer of Surviving Corporation after Closing or that such customer intends to terminate or materially modify existing agreements with Company or Surviving Corporation. As of the date hereof, no purchaser of Company’s products or services has asserted any claims of breach of warranty with regard to such products or services nor does Company have any indemnity liability for any such products or services to such purchasers. To the knowledge of Company, Company could not reasonably be expected as a result of warranty or liability claims against it to be required to modify in any material respect any of Company’s products or services that are material to Company.

(b)                                 As of the date hereof, Company has no outstanding material dispute, which has been communicated in writing, concerning its business operations, including without limitation any products or services of any supplier who, in the year ended December 31, 2005 was one of the twenty largest suppliers of products and/or services to Company, based on amounts paid or payable (each, a “Significant Supplier”). Each Significant Supplier is listed on Section 3.1.17(b) of the Company Disclosure Schedule. As of the date hereof, Company has not received any written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Surviving Corporation after the Closing or that such supplier intends to terminate or materially modify existing agreements with Company or the Surviving Corporation.

3.1.18                                         Significant Contracts.

(a)                                  Section 3.1.18 of the Company Disclosure Schedule sets forth all of the following contracts to which Company is a party as of the date of this Agreement (the “Significant Contracts”):

(i)                                     any agreement (A) relating to the employment of, or the performance of services by, any employee, consultant or other Person other than ordinary course, at-will written or oral offers or agreements terminable within ninety (90) days without the payment of any penalty and excluding employment arrangements required by law, (B) pursuant to which Company is or may become obligated to make any severance, termination, or similar payment to any current or former employee or director, other than with respect to agreements listed or described in the Company Disclosure Schedule as applicable to all Company employees generally, or applicable to all Company employees in specified jurisdictions outside of the United States, (C) pursuant to which Company is or may become obligated to make any bonus or similar payment to any current or former employee or director, other than with respect to agreements listed or described in the Company Disclosure Schedule as applicable to all Company employees generally, or applicable to all Company employees in specified jurisdictions outside of the United States, or (D) pursuant to which Company may be required to provide, or accelerate the vesting of, any payments, benefits, or equity rights upon the occurrence of any of the Transactions;

(ii)                                  any agreement that provides for indemnification of any officer, director, employee, or agent of Company;

(iii)                               any agreement imposing any restriction on the right or ability of Company, or that, after consummation of the Merger, would impose a restriction on the right or ability of Parent or any of its subsidiaries, to compete in any line of business or in any geographic region with any other Person or to transact business or deal in any other manner with any other Person;

(iv)                              any agreement with a third party pursuant to which Company has (A) paid an amount in excess of $50,000 during the twelve month period ended December 31, 2005, or (B) is obligated to pay an amount in excess of $50,000 during the twelve month period beginning January 1, 2006;

(v)                                 any agreement with a Significant Customer (A) pursuant to which Company recognized revenues in excess of $100,000  in the aggregate during the twelve month period ended December 31, 2005, or (B) that requires such party to purchase in excess of $100,000 in products and/or services from Company during the twelve month period beginning January 1, 2006;

(vi)                              any agreement of partnership or joint venture, limited liability company or operating agreement that would give rise to an obligation on the part of Company to form a joint venture or to acquire securities of a third party;

(vii)                           any other contract, agreement, or commitment not otherwise listed in Section 3.1.18 of the Company Disclosure Schedule, (A) the termination of which would cause a Company Material Adverse Effect, or (B) that, if no required consent regarding the Transactions is obtained, would have, or reasonably be expected to have, a Company Material Adverse Effect or a material adverse effect on Parent’s ability to operate the business of Company in the same manner as the business of Company is currently operated;

(viii)                        any union contract or collective bargaining agreement;

(ix)                                any lease for real or personal property in which the amount of payments which Company is required to make on an annual basis exceeds $100,000 in the case of real property leases or $50,000 in the case of personal property leases; and

(x)                                   except for trade indebtedness incurred in the ordinary course of business and except as disclosed in the financial statements, any instrument evidencing or related in any way to indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise.

(b)                                 Each Significant Contract is in full force and effect and is a valid and binding obligation of Company, and, to the knowledge of Company, neither Company nor any other party thereto is in breach of, or default under, any such Significant Contract, except for such failures to be in full force and effect and such breaches and defaults that, in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect. As of the date hereof, none of the parties to any of the Significant Contracts identified in Section 3.1.18 of the Company Disclosure Schedule has expressed in writing an intent to terminate or materially reduce the amount of its business with Company in the future.

3.1.19                                         Taxes.

(a)                                  For the purposes of this Agreement, the terms “tax” and “taxes” shall include all federal, state, local, and foreign taxes, assessments, duties, tariffs, registration fees, and other governmental charges, including all income, franchise, property, production, sales, use, payroll, license, windfall profits, severance, withholding, excise, gross receipts, and other taxes, as well as any interest, additions, or penalties relating thereto and any interest in respect of such additions or penalties.

(b)                                 Company has timely filed (or caused to be filed), or received an extension for the filing of, all federal, state, local, and foreign tax returns, reports, information statements, and similar statements (“Returns”) required to be filed, which Returns are true, correct, and complete in all material respects. Company has paid, or fully accrued in accordance with GAAP on the Financial Statements all taxes in respect of all periods (or portions thereof), whether or not such taxes are reflected on any Return, and since such date Company has not incurred any tax liability other than in the ordinary course of business. Company has not engaged in any “reportable transaction” within the meaning of Code Section 6707A(c)(1). Company has not taken any position on any Return or filing which is or would be subject to penalties under Section 6662 of the Code. Company is not currently the beneficiary of any extension of time to file any Return that has not yet been filed. Company has provided to Parent or made available true and correct copies of all Returns and related work papers, all correspondence with any taxing authorities, any tax planning memoranda, or other material tax data of Company.

(c)                                  No deficiencies or adjustments that remain outstanding for any tax have been assessed nor has Company received written notice proposing or threatening a tax assessment. No claim has ever been made by an authority in a jurisdiction where Company does not file Returns that Company is or may be subject to taxation by that jurisdiction. Section 3.1.19(c) of the Company Disclosure Schedule accurately sets forth the years for which Company’s federal, state, local, and foreign Returns have been audited and any years that are the subject of a pending audit by the IRS or any applicable state taxing authorities. Except as so disclosed, Company is not subject to any pending, nor has it received written notice proposing or threatening, a tax audit or examination and Company has not waived or entered into any other agreement with respect to any statute of limitation with respect to its taxes or Returns. No consent or agreement has been made under former Section 341(f) of the Code by or on behalf of Company or any predecessor thereof. Company has no interests in real estate that would be subject to any transfer tax as a result of the consummation of the Transactions. Section 3.1.19(c) of the Company Disclosure Schedule sets forth as of the date hereof, (i) the tax basis of Company in its assets, (ii) the amount of any net operating loss carryover, net capital loss carryover, unused investment credit or other credit carryover and charitable contribution carryover of Company as of December 31, 2004, (iii) the amount of any deferred gain or loss allocable to Company or excess loss account of Company and (iv) a list of all joint ventures, partnerships, limited liability companies, or other business entities (within the meaning of Treasury Regulation Section 301.7701-3) in which Company has an interest.

(d)                                 There are no liens for taxes upon the assets of Company except for taxes that are not yet delinquent. Company has withheld all taxes required to be withheld by it in respect of wages, salaries, and other payments to all employees, officers, and directors and any taxes required to be withheld from any other person and timely paid all such amounts withheld to the proper taxing authority. Company is not party to any tax sharing or tax allocation agreements and has not been a member of any affiliated group of corporations within the meaning of Section 1504 of the Code other than the group of which Company is currently the common parent. Company neither has nor has had a “permanent establishment” (as defined in any applicable income tax treaty) in any country other than the United States. There are no outstanding rulings or requests for rulings from any taxing authority with respect to Company. Company neither is nor has ever been a real property holding corporation within the meaning of Section 897 of the Code. Schedule 3.1.19 sets forth the net operating loss carryforwards of the Company as of December 31, 2004. The use of any such net operating loss carryover, net capital loss carryover, unused investment credit or other credit carryover of Company is not subject to degredation from either (i) any activities of the Company since January 1, 2005, or (ii) the Pre-Merger Spin other than such changes that would not have a Company Material Adverse Effect in the aggregate.

(e)                                  Company has not participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code. Company is not required to include in income any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law or regulations) in its current or in any future taxable period, by reason of a change in accounting method, nor has the IRS (or other taxing authority) proposed any such change in accounting method. In connection with the consummation of the Transactions, no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, or under the Plans or the Company Stock Option Plan that would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, determined without regard to whether such payment is reasonable compensation for services performed or to be performed in the future, and whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered. Neither Company, Parent, or any affiliate of Parent will be obligated to pay, or reimburse any individual for, any excise taxes or similar taxes imposed on any employee or former employee of, or individual providing services to, Company under Section 4999 of the Code or any similar provisions as a result of the consummation of the Transactions, either alone or in connection with any other event. None of the assets of Company is property that is required to be treated as owned by any other Person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954 as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986 and none of the assets of Company is “tax exempt use property” within the meaning of Section 168(h) of the Code. None of the assets of Company secures any debt the interest on which is tax exempt under Section 103 of the Code.

(f)                                    Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

3.1.20                                         Interests of Insiders.

Except for (a) relationships with Company as an officer, director, or employee thereof (and compensation by Company in consideration of such services) and (b) relationships with Company as stockholders or option holders therein, none of the directors, officers, or holders of 5% or more of the Company Shares, or any member of any of their families, is presently a party to, or was a party to during the year preceding the date of this Agreement, any transaction with Company, including, without limitation, any contract, agreement, or other arrangement (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any such person or any corporation, partnership, trust, or other entity in which any such person has or had a 5% or more interest (as a stockholder, partner, beneficiary, or otherwise) or is or was a director, officer, employee, or trustee. None of Company’s officers or directors has any interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in or pertaining to the business of Company, or any supplier, distributor, or customer of Company, except for the normal rights of a stockholder, and except for rights under existing employee benefit plans.

3.1.21                                         Technology and Intellectual Property Rights.

(a)                                  Definitions:

(i)                                     “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith:  (x) all United States, international, and foreign:  (1) patents, utility models, and applications therefor, and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures; (2) all trade secrets and other rights in know-how and confidential or proprietary information; (3) all mask works and copyrights, registrations and applications therefor, and all other rights corresponding thereto (including moral rights), throughout the world; (4) all rights in World Wide Web addresses and domain names and applications and registrations therefor, all trade names, logos, common law trademarks and service marks, trade dress, trademark and service mark registrations and applications therefor, and all goodwill associated therewith throughout the world; and (5) any similar, corresponding, or equivalent rights to any of the foregoing in (1) through (4) above, anywhere in the world (“Intellectual Property Rights”), and (y) any and all of the following:  computer software and code, including software and firmware listings, assemblers, applets, compilers, source code, object code, net lists, design tools, user interfaces, documentation, annotations, comments, data, data structures, databases, data collections, system build software and instructions, design documents, schematics, diagrams, product specifications, know-how, show-how, techniques, algorithms, routines, works of authorship, processes, prototypes, test methodologies, supplier and customer lists, trade secrets, materials that document design or design processes, or that document research or testing (including design, processes, and results), any media on which any of the foregoing is recorded, and any other tangible embodiments of any of the foregoing or of Intellectual Property Rights (“Technology”).

(ii)                                  “Company Owned Intellectual Property”  shall mean all Intellectual Property owned by Company.

(iii)                               “Company Licensed Intellectual Property”  shall mean all Intellectual Property owned by third Persons and licensed to Company; unless otherwise noted, all references to “Company Intellectual Property” shall refer to both Company Owned Intellectual Property and Company Licensed Intellectual Property.

(b)                                 Section 3.1.21(b) of the Company Disclosure Schedule lists:

(i)                                      All United States, international, and foreign patents and patent applications (including provisional applications); registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, and any domain name registrations; registered copyrights and applications for copyright registration; registered mask works and applications to register mask works; in each case to the extent the same are Company Owned Intellectual Property;

(ii)                                   Any other Company Owned Intellectual Property that is the subject of an application, certification, filing, registration, or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time;

(iii)                                All licenses, sublicenses, reseller, distribution, customer and other agreements or arrangements that are Significant Contracts to which Company is a party and pursuant to which any other Person is authorized to have access to, resell, distribute, or use Company Owned Intellectual Property or to exercise any other right with regard thereto;

(iv)                               All agreements and licenses pursuant to which Company has been granted a license to any Company Licensed Intellectual Property (other than license agreements for standard “shrink wrapped, off-the-shelf” third party Intellectual Property) where such Company Licensed Intellectual Property is a part of and/or used in conjunction with Company’s technology or service offerings (“In-Licenses”); and

(iv)                               Any obligations of exclusivity, covenants not to sue, noncompetition, nonsolicitation, right of first refusal, parity of treatment and/or most favored nation status, or right of first negotiation to which Company is subject and that relate to and/or restrict any Company Intellectual Property, Company’s use of Company Intellectual Property in providing services, or any third party Intellectual Property (with respect to disclosure of noncompetition and nonsolicitation obligations associated with Company or third party employees, Section 3.1.21(b)(iv) lists only those that are material).

(c)                                  Company owns or has, free and clear of conditions, or other restrictions or any requirement of any past, present or future royalty payments, all rights necessary to carry out, or that otherwise are material to, the current and anticipated future (as contemplated by Company) business of Company and had during the relevant period all rights reasonably necessary to carry out, or that otherwise were material to, the business of Company.

(d)                                 Company is not, nor as a result of the execution or delivery of this Agreement, or performance of Company’s obligations hereunder, will Company be, in violation of any license, sublicense, or other agreement relating to the Company Intellectual Property, including any In-License, except with respect to violations that, individually or in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(e)                                  Neither the (i) use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale, offering for sale, import, or any other exercise of rights in Company Owned Intellectual Property by Company, (ii) operation of Company’s business, including Company’s provision of services, nor (iii) the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, offering for sale, or other exploitation of Company’s technology, infringes any Intellectual Property Rights, or any other intellectual property, proprietary, or personal right of any Person, or constitutes unfair competition or unfair trade practice under the laws of the applicable jurisdiction. To the knowledge of Company, there is no unauthorized use, infringement, or misappropriation of any of the Company Owned Intellectual Property by any third party, employee, or former employee.

(f)                                    Company has not received written notice of any claims (y) challenging the validity, or ownership by Company of any of the Company Owned Intellectual Property, or (z) that any of (i), (ii), or (iii) in Section 3.1.21(e) above infringes, or will infringe on, any third party Intellectual Property Right or constitutes unfair competition or unfair trade practices under the laws of the applicable jurisdiction, nor, to the knowledge of Company, are there any valid grounds for any bona fide claim of any such kind.

(g)                                 Section 3.1.21(g) of the Company Disclosure Schedule lists all parties who have created any material portion of, or otherwise have any rights in or to, Company Intellectual Property other than employees of Company who meet all of the following requirements:  (i) their work product in Company technology or service was created by them entirely within the scope of their employment by Company, (ii) their copyrightable work product in Company technology or services constitutes works made for hire under U.S. law, and (iii) they executed Company’s form assignment of invention agreements with Company that applies to all such employee’s inventions included in any Company technology or services. Company has secured from all parties who have created any material portion of, or otherwise have any rights in or to, Company technology used in any Company service currently or previously offered on a commercial basis or under development, valid and enforceable written assignments or licenses of any such technology to Company and provided true and complete copies of such assignments or licenses to Parent.

(h)                                 Company has taken commercially reasonable steps to protect rights in confidential information (both of Company and that of third Persons that Company has received under an obligation of confidentiality) and has required all current and former employees and third parties with whom Company has shared confidential information to execute legally binding written non-disclosure agreements.

(i)                                     Company has not granted any exclusive license of or right to use or authorized the retention of any exclusive rights to use any Company Intellectual Property.

(j)                                     Except as disclosed under Section 3.1.21(b)(iv), Company is not subject to, and the Merger will not give rise to, any non-solicitation obligation, non-compete obligation, exclusivity obligation, covenants not to sue, right of first refusal, parity of treatment and/or most favored nation status, right of first negotiation, or other material restriction on the operation of Company’s business that relate to and/or restrict any Company Intellectual Property, Company’s use of Company Intellectual Property in providing services, or any third party Intellectual Property.

(k)                                  The Merger will not give rise to or cause under any agreements relating to Company Intellectual Property (i) a right of termination under, or a breach of, or any loss or change in the rights or obligations of Company, except to the extent that the same, individually or in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect; (ii) an obligation to pay any royalties or other amounts to any third Person in excess of those that Company is otherwise obligated to pay absent a Merger; or (iii) Parent’s granting to any third party any right to or with respect to any of Parent’s Intellectual Property.

(l)                                     Company is not under any contractual obligation (i) to include any Company Licensed Intellectual Property in any Company technology and/or service, or (ii) to obtain a third party’s approval of any Company technology and/or service prior or subsequent to the marketing or distribution of that technology and/or service.

3.1.22                                         Vote Required.  The affirmative votes of (i) the holders of a majority of the outstanding Company Common Shares and Company Preferred Shares (on an as-converted basis), (ii) the holders of at least seventy percent (70%) of the Company Preferred Shares (on an as-converted basis), voting together as a single class, and (iii) the holders of sixty percent (60%) of the Series 2 Preferred Stock (voting together as a separate class) (the “Company Stockholder Approval”) at a stockholder meeting or pursuant to a written consent is the only vote of the holders of Company’s capital stock necessary to approve this Agreement and the consummation of the Transactions.

3.1.23                                         Finders.  Neither Company nor its respective directors, officers or employees have retained any broker, finder, or investment banker in connection with this Agreement or Transactions, nor does or will any of Company, or its respective directors, officers or employees owe any fee or other amount to any broker, finder, or investment banker in connection with this Agreement or the Transactions.

3.1.24                                         Complete Copies of Materials.  Company has delivered or made available to Parent true and complete copies of each document that has been listed in the Company Disclosure Schedule.

3.1.25                                         Board Recommendation.  Company’s board of directors has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of Company and its stockholders, (ii) approved and adopted this Agreement and the Transactions, including the Merger and the transactions contemplated thereby, and (iii) subject to the other terms and conditions of this Agreement, resolved to recommend the Merger and approval and adoption of this Agreement and each of the Transactions by Company’s stockholders, and, as of the date of this Agreement, none of the aforesaid actions by Company’s board of directors has been amended, rescinded, or modified.

3.1.26                                         Insurance.  Section 3.1.26 of the Company Disclosure Schedule sets forth all insurance policies and all self-insurance programs and arrangements relating to the business, assets, and operations of Company. All premiums due and payable under all such policies have been paid and Company is otherwise in compliance with the terms of such policies and bonds. As of the date of this Agreement, there has been no threatened termination of, or premium increase with respect to, any such policies.

3.1.27                                         Intentionally omitted.

3.1.28                                         Accounts Receivable.  All of the accounts receivable shown on the Balance Sheet have been collected or to Company’s knowledge are collectible in the ordinary course of business in the aggregate recorded amounts thereof (less the reserves and allowances for doubtful accounts also appearing in such Balance Sheet and net of returns and payment discounts allowable by Company’s policies) and, to Company’s knowledge, are not subject to counterclaims or setoffs.

3.1.29                                         Personal Property.  Company has good and marketable title, free and clear of all title defects, security interests, pledges, options, claims, liens, encumbrances, and restrictions of any nature whatsoever (including, without limitation, leases, chattel mortgages, conditional sale contracts, purchase money security interests, collateral security arrangements, and other title or interest-retaining agreements) to all receivables, furniture, machinery, equipment, and other personal property, tangible or otherwise, reflected on the Balance Sheet or used in Company’s business as of the date of such Balance Sheet even if not reflected thereon. Section 3.1.29 of the Company Disclosure Schedule lists (i) all computer equipment and (ii) all other personal property, in each case having a depreciated book value of $10,000 or more per item, which are currently used by Company in the conduct of its business and all such equipment and property, in the aggregate, is in good operating condition and repair, reasonable wear and tear excepted.

3.1.30                                         Guarantees and Suretyships.  Company has no powers of attorney outstanding (other than those issued in the ordinary course of business with respect to tax matters). Company has no obligations or liabilities (absolute or contingent) as guarantor, surety, cosigner, endorser, co-maker, indemnitor, or otherwise respecting the obligations or liabilities of any person, corporation, partnership, joint venture, association, organization, or other entity.

3.1.31                                         Disclosure.  No representation or warranty made by Company in this Agreement, nor any document, written information, financial statement, certificate, or exhibit prepared and furnished or to be prepared and furnished by Company or its representatives pursuant hereto, or in connection with the Transactions, when read together in their entirety, contains as of the date hereof any untrue statement of a material fact, or omits as of the date hereof to state a material fact necessary to make the statements or facts contained herein or therein, not misleading, in light of the circumstances under which they were made.

3.1.32                                         Reliance.  The foregoing representations and warranties are made by Company with the knowledge and expectation that Parent and Sub are placing reliance thereon.

3.2                               Representations and Warranties of Parent and Sub.  Except as set forth in a correspondingly numbered disclosure schedule delivered to Company by Parent and Sub and arranged in paragraphs corresponding to numbered and lettered sections contained in this Section 3.2, Parent and Sub hereby makes the representations and warranties set forth in Sections 3.2.1 through 3.2.7 below to Company. For purposes of this Agreement, “Parent Material Adverse Effect” means, after the date hereof unless otherwise indicated, a material adverse effect on the financial condition, business, assets, prospects or results of operations of Parent and its subsidiaries, taken as a whole, or that would materially impair the ability of the Parent to consummate the transactions contemplated by this Agreement.

3.2.1                                                Organization; Standing and Power.  Each of Parent and Sub is a corporation duly organized and validly existing and in good standing, as applicable, under the laws of its jurisdiction of incorporation or organization. Each of Parent and Sub has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its businesses as now being conducted, and is duly qualified to do business in each jurisdiction in which the character of the property owned, leased, or operated by it or the nature of its activities makes such qualification necessary, except in such jurisdictions in which a failure to so qualify would have, or reasonably be expected to have, a Parent Material Adverse Effect.

3.2.2                                                Authority.  Parent and Sub have all requisite corporate power and authority to execute and deliver this Agreement and, subject to Parent Required Statutory Approvals (as defined in Section 3.2.3 below), to consummate the Transactions. The execution and delivery by Parent of this Agreement and the performance of Parent’s obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due execution and delivery by Company, constitutes a valid and binding obligation of Parent and Sub enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

3.2.3                                                Consents and Approvals; No Violations.  Subject to satisfaction of the conditions set forth in Sections 7.1 and 7.2, the execution and delivery of this Agreement do not, and the consummation of the Transactions will not, conflict with or result in any Violation of (a) any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Sub, or (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Parent or Sub or their respective properties or assets, other than, in the case of (b), any such Violation that individually or in the aggregate would not have a Parent Material Adverse Effect. No consent is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent and Sub of the Transactions, except for (x) the filing of a pre-merger notification report by Parent and Company, and the expiration or termination of all applicable waiting periods, under the HSR Act and any similar foreign antitrust filings (if applicable), (y) such filings, authorizations, orders, and approvals as may be required under foreign laws or state securities laws, and (z) the filing of the Certificate of Merger in accordance with the DGCL (the filings and approvals referred to in clauses (x) through (z) are collectively referred to as the “Parent Required Statutory Approvals” and together with the Company Required Statutory Approvals, the “Required Statutory Approvals”).

3.2.4                                                Financing.  Parent has, and will have available to it upon the consummation of the Merger, sufficient funds to consummate the Transactions, subject to the terms and conditions of this Agreement.

3.2.5                                                Interim Operation of Sub.  Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

3.2.6                                                Disclosure.  No representation or warranty made by Parent or Sub, nor any document, written information, statement, financial statement, certificate, or exhibit prepared and furnished or to be prepared and furnished by Parent or its representatives pursuant hereto or in connection with the transaction contemplated hereby, when read together in their entirety, contains upon the date hereof or will contain upon the consummation of the Merger any untrue statement of a material fact, or omits upon the date hereof or will omit upon the consummation of the Merger to state a material fact necessary to make the statements or facts contained herein or therein, not misleading, in light of the circumstances under which they were made.

3.2.7                                                Reliance.  The foregoing representations and warranties are made by Parent with the knowledge and expectation that Company is placing reliance thereon.

ARTICLE IV

COVENANTS OF COMPANY

All references in Sections 4.1 through 4.10 to “Company” shall include Company’s subsidiaries except to the extent specifically excluded or except as otherwise clearly required by the context. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except with respect to the performance of, execution of, and other acts related to the Pre-Merger Spin and the Pre-Merger Spin Agreements, Company agrees (except as expressly contemplated by this Agreement or with Parent’s prior written consent) that:

4.1                               Conduct of Business.

4.1.1                                                Ordinary Course.  Company shall carry on its business in the usual, regular, and ordinary course consistent with past practice and will continue to observe its obligations to comply with the requirements of all applicable laws and regulations, use commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers, consultants, and employees and maintain satisfactory relationships with licensors, licensees, customers, suppliers, contractors, distributors, and others having business relationships with it. Company shall promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business of Company that would have, or reasonably be expected to have, a Company Material Adverse Effect. Notwithstanding the foregoing, with regard to Company’s Early Phase Business, Company shall not:

(a)                                  grant any severance or termination pay to any officer or director or, to any employee of Company, other than those made in Company’s ordinary course of business and consistent with past practices and to the extent required by (i) law, or (ii) Company’s existing severance plans and agreements as disclosed in the Company Disclosure Schedule;

(b)                                 transfer to any third Person ownership of Company Intellectual Property Rights;

(c)                                  declare, set aside, or pay any dividend or other distribution with respect to any shares of capital stock of Company, or repurchase, redeem, or acquire any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Company or effect any stock split (forward or reverse) or otherwise change its capitalization or capital structure in any manner from the way it existed on the date hereof;

(d)                                 split, combine, or reclassify any class of capital stock of Company;

(e)                                  amend any provision of the certificate of incorporation or bylaws of, or any term of any outstanding security issued by Company;

(f)                                    except with regard to the Company’s revolving line of credit with CapitalSource Finance LLC, incur, assume, or guarantee any indebtedness for borrowed money in excess of $100,000 in the aggregate during the 90 day period from the date hereof, and $100,000 in the aggregate during any consecutive 90 day period thereafter;

(g)                                 change any method of accounting or accounting practice by Company, except for any such change required by reason of a change in GAAP or with prior agreement with Company’s auditor;

(h)                                 commence a lawsuit other than:  (i) for the routine collection of bills; or (ii) in such cases where Company in good faith determines that failure to commence a suit would result in a material impairment of a valuable aspect of Company’s business, provided Company consults with Parent prior to filing such suit;

(i)                                     extend an offer of employment to a candidate for an officer position of vice president or above or any position with annual compensation equal to or greater than $100,000 without prior consultation with Parent;

(j)                                     grant or issue any capital stock, securities convertible into capital stock of Company, restricted stock, restricted stock units, stock appreciation rights, stock options, warrants or other equity rights;

(k)                                  adopt or pay, accelerate, or accrue salary or other payments or benefits or promise or make discretionary employer contributions to, under, or with respect to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, agreement, or arrangement, or any employment or consulting agreement with or for the benefit of any Company director, officer, employee, agent, or consultant, whether past or present, or amend any such existing plan, agreement, or arrangement, in each case other than in the ordinary course of business or as required by law;

(l)                                     assign, transfer, dispose of, or license assets of Company, grant any license of any assets of Company, or acquire or dispose of capital stock of any third party or merge or consolidate with any third party other than in the ordinary course of business;

(m)                               enter into any joint venture, partnership, limited liability company, or operating agreement with any Person;

(n)                                 breach, modify, amend, or terminate any of Company’s Significant Contracts, or waive, release, or assign any rights or claims under any of Company’s Significant Contracts, except as expressly required by this Agreement or except in the ordinary course of business;

(o)                                 settle, compromise, or otherwise terminate any litigation, claim, investigation, or other settlement negotiation that would result in an expenditure by Company greater than $50,000  individually, or $100,000  in the aggregate;

(p)                                 fail to keep in full force insurance policies covering Company’s properties and assets under substantially similar terms and conditions as Company’s current policies;

(q)                                 enter into any Significant Contract or any other contract that would require Company to expend a sum in excess of $100,000, provided that this restriction shall not apply to contracts entered into in the ordinary course of business pursuant to which Company conducts clinical trials so long as notice of such Significant Contract or other contract is given to Parent in connection therewith;

(r)                                    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization (other than the Merger);

(s)                                  acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of Company;

(t)                                    adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan or grant agreement (other than amendments required by law or to comply with the Code or as requested by Parent pursuant to Section 6.8(b)), or enter into any employment contract, pay any special bonus or special remuneration to any director, officer, consultant, or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, consultants, or employees other than increases as required by law or pursuant to existing employment agreements identified in the Company Disclosure Schedule, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(u)                                 pay or make any accrual or arrangement for payment of any pension, retirement allowance, or other employee benefit pursuant to any existing plan, agreement, or arrangement to any officer, director, or employee or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, or employees of Company of any amount relating to unused vacation days, except payments, and accruals made in the ordinary course of business consistent with past practice and except as required by law;

(v)                                 except as required or permitted under this Agreement, knowingly take any action that would or is reasonably likely to (i) make any representation or warranty of Company contained herein inaccurate, (ii) result in any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) impair the ability of Company to consummate the Merger in accordance with the terms hereof;

(w)                               make any individual capital expenditure in excess of $50,000 or any capital expenditures in excess of $100,000 in the aggregate during the 90 day period from the date hereof and $250,000 in the aggregate during any subsequent consecutive 90 day period thereafter, in each case excepting tenant improvements and capital expenditures related to the building out of the Early Phase sites consistent with current plans provided to Parent and described in Section 3.1.9 of the Company Disclosure Schedule, provided that any expenditures related to tenant improvements in connection with the location moves in Daytona, Austin and Honolulu that are to be expensed in excess of $50,000 shall be approved in advance by Parent and at such time the parties shall make a determination as to the impact of such expenses on the Closing Date Working Capital Amount; or

(x)                                   authorize, commit, or agree to take any of the foregoing actions except as otherwise permitted by this Agreement.

4.1.2                                                Exclusivity; Acquisition Proposals.

(a)                                  Unless and until this Agreement shall have been terminated by either party pursuant to Section 9.1 hereof, and except with respect to any Pre-Merger Spin and transactions related thereto which shall not be considered “Restricted Transactions” for purposes of this Agreement,

Company agrees that it shall not (and shall prohibit and use its commercially reasonable efforts to ensure that none of its officers, directors, agents, employees, or affiliates, or any investment banker, financial advisor, attorney, accountant, or other advisor, agent, or representative (collectively, “Representatives”)) take or cause or permit any person to take, directly or indirectly, any of the following actions with any party other than Parent and its designees:  (i) solicit, encourage, initiate, or participate in any negotiations, inquiries, or discussions with respect to any offer or proposal to acquire all or any significant part of Company, its business, assets, or capital shares, whether by merger, consolidation, other business combination, purchase of capital stock purchase of assets, license (but excluding non-exclusive licenses entered into in the ordinary course of business), lease, tender or exchange offer, or otherwise (each of the foregoing, a “Restricted Transaction”); (ii) disclose, in connection with a Restricted Transaction, any nonpublic information to any person other than Parent or its representatives concerning Company’s business or properties or afford to any person other than Parent or its representatives access to its properties, books, or records, except as required by law or pursuant to a governmental request for information; (iii) enter into or execute any agreement relating to a Restricted Transaction; or (iv) make or authorize any public statement, recommendation, or solicitation in support of any Restricted Transaction or any offer or proposal relating to a Restricted Transaction other than with respect to the Merger. In the event that Company is contacted by any third party expressing an interest in discussing a Restricted Transaction, Company will promptly, but in no event later than twenty-four (24) hours following Company’s knowledge of such contact, notify Parent in writing of such contact and the identity of the party so contacting Company and any information conveyed to Company by such third party in connection with such contact or relating to such Restricted Transaction, and shall promptly, but in no event later than twenty-four (24) hours, advise Parent of any material modification or proposed modification thereto; provided, however, prior to Company Stockholder Approval, in each case, if and to the extent that (a) Company’s board of directors determines in good faith by resolution duly adopted, after consultation with Company’s outside legal counsel and Company’s financial advisor, that such Restricted Transaction is, or could reasonably be expected to lead to, a Superior Proposal (as defined hereafter), and (b) Company’s board of directors determines in good faith by resolution duly adopted, after consultation with Company’s outside legal counsel, that the failure to participate in such discussions, disclose such nonpublic information, provide such access to its properties, books, or records, enter into any agreement relating to such Restricted Transaction, or make or authorize any public statement relating to any Restricted Transaction or any offer or proposal relating to a Restricted Transaction would be inconsistent with the fiduciary duties of Company’s board of directors under applicable law, then Company may participate in discussions regarding such Restricted Transaction, provide non-public information with respect to Company, afford access to the properties, books, or records of Company, enter into any agreement relating to such Restricted Transaction, or make or authorize any public statement relating to any Restricted Transaction or any offer or proposal relating to a Restricted Transaction, as applicable.

(b)                                 Neither the board of directors of Company nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation, or declaration of advisability by the board of directors of Company or any such committee thereof of this Agreement, the Merger, or the Transactions, or (B) recommend, adopt, or approve, or propose publicly to recommend, adopt, or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Change of Recommendation”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Company or any subsidiary of Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal or (B) requiring it to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding the foregoing, until Company Stockholder Approval is obtained, and subject to Company’s compliance at all times with the other provisions of this Section 4.1.2, the board of directors of Company may make a Change of Recommendation if such board of directors determines in good faith by resolution duly adopted, after consultation with outside legal counsel, that it is required to do so in order to comply with its fiduciary duties to the stockholders of Company under applicable law. Company will provide Parent with forty eight (48) hours’ prior notice of any meeting of Company’s board of directors at which such board of directors is reasonably expected to take action with respect to any Acquisition Proposal or Change of Recommendation.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, the obligation of Company to call, give notice of, convene, and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement, or submission to it of any Acquisition Proposal, or by any Change of Recommendation.

(d)                                 For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal, or offer from any Person relating to, or that could reasonably be expected to lead to a Restricted Transaction. For purposes of this Agreement, “Superior Proposal” means any unsolicited proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, substantially all of the equity securities of Company entitled to vote generally in the election of directors or substantially all of the assets of Company, on terms which Company’s board of directors reasonably believes (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to its stockholders than the Merger and the Transactions.

4.2                               Breach of Representations and Warranties; Notification; Access to Information.

(a)                                  Notwithstanding the foregoing or anything contained herein to the contrary, from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.1, Company shall (a) confer with Parent and its respective representatives, at such times as they may reasonably request, as to operational and integration matters to the extent permitted by law, but not so as to prevent Company from conducting its business in the ordinary course; (b) in the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute a breach of any of the representations and warranties set forth in Section 3.1, give detailed written notice thereof to Parent and use commercially reasonable efforts to promptly remedy any such material breach or inaccuracy; and (c) promptly notify the same of any change in the normal course of any business, operations, or financial condition of Company or its assets or properties, or any emergency related thereto which would result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, Company shall promptly notify Parent of (i) any discussions or actions (of any type, preliminary or otherwise) relating to bankruptcy of Company; (ii) any complaints, investigations, or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity (for which Company has received written or oral notice); (iii) any loss of or damage to any property owned by Company which has a Company Material Adverse Effect; (iv) the institution of any litigation, (v) the threat of any litigation that could reasonably be expected to have a Company Material Adverse Effect; (vi) the failure of Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it pursuant to this Agreement, or (vii) any other matter that would result in a Company Material Adverse Effect.

(b)                                 Subject to appropriate restrictions on access to information that Company determines in good faith to be proprietary, privileged or competitively sensitive and any applicable law that restricts Company from disclosing information related to Company’s employees or customers, Company shall, subject to applicable law, afford Parent and its respective Representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) Company’s properties, books, contracts, commitments, written communications , and records, and (ii) all other information concerning the business, properties, and personnel of Company, as Parent may reasonably request that is necessary to complete the transaction and prepare for an orderly transition to operations after the Effective Time. Company agrees to provide to Parent and its Representatives copies of monthly internal financial statements within forty-five (45) days of completion of such month. No information or knowledge obtained in any investigation pursuant to this Section 4.2(b) shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of Parent to consummate the Merger. Any access to Company’s properties shall be subject to Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing. Company shall permit Parent’s representatives to meet, at such times as they may reasonably request (but not so as to prevent Company from conducting its business in the ordinary course),  with the officers of Company responsible for the financial statements and internal controls of Company and its subsidiaries to discuss such matters as Parent may deem reasonably necessary or appropriate to satisfy its obligations under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 and any rules and regulations relating thereto.

4.3                               Consents.  Company will promptly apply for or otherwise seek, and use commercially reasonable efforts to obtain, all Consents set forth in Schedule 4.3, and make all filings, required with respect to Company for the consummation of the Merger.

4.4                               Commercially Reasonable Efforts.  Company will use commercially reasonable efforts to effectuate the Transactions and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement.

4.5                               Notice to Stockholders.  If applicable, Company shall promptly comply with the notice requirements of Sections 228 and 262 of the DGCL. Company shall provide notice required by Company’s certificate of incorporation.

4.6                               Tax Returns.  Prior to the Closing Date, Company shall properly and timely file or cause to be filed all Returns or eligible extensions, in each case if due, with respect to Company and any of its subsidiaries for all taxable periods that have ended and shall pay (or cause any applicable subsidiaries to pay) all taxes required to be paid prior to the Closing Date. All such Returns shall be prepared consistent with past practice, except as may be required by applicable law, and shall be subject to approval of Parent, which shall not be unreasonably withheld or delayed. Company shall (i) notify Parent promptly if it receives written notice of any tax audit, the assessment of any tax, the assertion of any tax lien, or any request, notice, or demand for taxes by any taxing authority, (ii) provide Parent a description of any such matter in reasonable detail (including a copy of any written materials received from the taxing authority), and (iii) take no action with respect to such matter without the consent of Parent, which shall not be unreasonably withheld or delayed. Company shall not (v) amend any Return previously filed, (w) incur any obligation to make any payment of, or in respect of, any taxes, except in the ordinary course of business, (x) make or revoke any tax election that may affect Company, (y) agree to extend or waive the statutory period of limitations for the assessment or collection of any tax, or (z) enter into any agreement or settlement with respect to any tax without the approval of Parent, which shall not be unreasonably withheld or delayed.

4.7                               Intentionally Omitted.

4.8                               Parachute Payments.  At the Company Stockholders Meeting (as defined in Section 4.10), Company will submit to all persons entitled to vote (within the meaning of the Treasury Regulations under

Section 280G of the Code) the material facts concerning all payments that Parent reasonably believes, in the absence of stockholder approval of such payments, would be “parachute payments” as defined in Section 280G(b)(2) of the Code (“Parachute Payments”), in form and substance reasonably satisfactory to Parent and its counsel, which shall satisfy all requirements of the DGCL and Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, and Company shall solicit the consent of the holders of Company Shares to the Parachute Payments. Company’s board of directors shall recommend approval of the Parachute Payments, unless Company’s board of directors believes in good faith, after consultation with Company’s counsel, that such recommendation would be inconsistent with the fiduciary duties of Company’s board of directors under applicable law.

4.9                               Pre-Merger Spin.  Prior to the Closing the Company shall have consummated the Pre-Merger Spin transaction such that all assets and liabilities of the Company’s business not directly related to, or used in the Company’s Early Phase Business, as defined in Section 7.2.11, shall have been transferred to an entity not owned by Company.

4.10                        Stockholder Approval.  Company will take all action necessary in accordance with the DGCL and Company’s certificate of incorporation and bylaws to solicit consent or to hold and convene a special meeting of its stockholders to be held as soon as practicable to submit this Agreement, the Merger, and related matters, including those described in Section 4.8, for the consideration and approval of Company’s stockholders (such consent or meeting referred to herein as the “Company Stockholders’ Meeting”). Such approval will be recommended by Company’s board of directors, subject to the conditions set forth in Section 4.1.2; provided, that in any event such meeting will be called, held, and conducted notwithstanding any Change of Recommendation.

ARTICLE V

COVENANTS OF PARENT

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent agrees (except as expressly contemplated by this Agreement or with Company’s prior written consent, which will not be unreasonably withheld) that:

5.1                               Breach of Representations and Warranties.  In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute a breach of any of the representations and warranties set forth in Section 3.2, Parent will give detailed notice thereof to Company and will use commercially reasonable efforts to prevent or promptly remedy such breach or inaccuracy.

5.2                               Consents.  Parent will promptly apply for or otherwise seek, and use commercially reasonable efforts to obtain, all consents and approvals, and make all filings, required for the consummation of the Merger.

5.3                               Commercially Reasonable Efforts.  Parent will use commercially reasonable efforts to effectuate the Transactions and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement.

5.4                               Name Change and Related Rights.  Parent acknowledges and agrees that within one (1) business day after Closing Parent shall cause the name of Company and the Texas direct and indirect subsidiaries to be changed to something other than Radiant Research Inc. and shall not otherwise include the term “Radiant” and acknowledges and agrees that all trade name, trademark, and other intellectual property rights related to the names “Radiant”, “Radiant Research” and “Radiant Research Inc.” and the Company’s Texas direct and indirect subsidiaries shall remain with Radiant Research Holdings, Inc.

ARTICLE VI

ADDITIONAL AGREEMENTS

In addition to the foregoing, Parent and Company each agree to take the following actions subsequent to the execution of this Agreement.

6.1                               Confidentiality Agreement.  Company and Parent agree that the Confidentiality Agreement by and among Company and Parent dated September 16, 2005 (“Confidentiality Agreement”) shall continue in full force and effect and shall be applicable to all Information (as defined in the Confidentiality Agreement) exchanged pursuant to this Agreement.

6.2                               Legal Conditions to the Merger.  Each of Parent, Sub, and Company will take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on any of them with respect to the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon the other. Each of Parent, Sub, and Company will take, and will cause their respective subsidiaries to take, all reasonable actions to obtain (and to cooperate with the other parties in obtaining) any consent, approval, order, or authorization of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by Company or Parent or their respective subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

6.3                               HSR Act Filings.

6.3.1                                                Filings and Cooperation.  Each of Parent and Company shall take all reasonable steps to:  (i) promptly, but in any event on or before the seventh business day after signing this Agreement, each file or cause to be filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice, pursuant to the HSR Act, Notification and Report Forms (the “HSR Filings”) with respect to the Merger and Transactions in substantial compliance with the requirements of the HSR Act, and each of Parent and Company shall furnish to the other such information and assistance as the other may reasonably request in connection with the preparation of its HSR filing or, if applicable, another submission under the HSR Act; (ii) comply in a timely manner with any request under any Antitrust Laws (as defined in Section 6.3.2) for additional information, documents, or other material received by such party or any of its affiliates or subsidiaries from the Federal Trade Commission or the Antitrust Division of the Department of Justice or other Governmental Entity in respect of such filings, the Merger, or the Transactions; and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any Request for Additional Information and Documentary Material (“Second Request”) under the HSR Act or any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws with respect to any such filing, the Merger, or the Transactions. Parent shall coordinate all communications with Governmental Entities regarding such investigation or Second Request, and each party shall inform the other party:  (i) prior to delivering any material communication to a Governmental Entity, (ii) promptly after receiving any material communication from a Governmental Entity, and (iii) before entering into any proposed understanding, undertaking, or agreement with any Governmental Entity regarding any such filings, the Merger, or the Transactions. Neither party shall participate in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate; provided however that nothing herein shall preclude either party from participating in discussions with a Governmental Entity without participation by the other party where the discussions are initiated by the Governmental Entity, or where the subject matter in the reasonable judgment of that party cannot be effectively discussed in the presence of the other party. Parent shall pay, at the time of filing, all filing fees for the HSR Filings under this Section 6.3 and all costs associated with responding to a Second Request.

6.3.2                                                Objections.  Each of Parent and Company shall take all reasonable steps to comply with such information requests and to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Merger or the Transactions under the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of

1914, as amended, and any other federal, state, or foreign statutes, rules, regulations, orders, or decrees that are designed to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) alleging the Merger as violative of any Antitrust Law, and, if by mutual agreement Parent and Company decide that litigation is in their best interests, each of Parent and Company shall cooperate to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger; provided that Parent shall coordinate all communications with Governmental Entities regarding any such administrative or judicial action or proceeding. Each of Parent and Company shall take such reasonable action as may be required to cause the expiration of the notice periods under the HSR Act with respect to the Merger and the Transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to the contrary in this Section 6.3.2 or in Section 6.3.1, (a) neither Parent nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation on the business of Parent or any subsidiary of Parent, and (b) neither Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation that would have, or reasonably be expected to have, a Company Material Adverse Effect, provided that this clause (b) shall not be read to apply to actions acceptable to Parent required to be taken after the Closing.

6.4                               Insurance.  Parent shall cause the Surviving Corporation to maintain Company’s existing insurance policies’ indemnification provisions (including with respect to advancement of expenses) as of the date hereof with respect to present and former directors, officers, employees, and agents of Company and all other Persons who may presently serve or have served at Company’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (collectively, the “Indemnified Parties”) for all expenses, judgments, fines, and amounts paid in settlement by reason of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time that relate to the Early Phase Business to the fullest extent permitted or required under applicable law and Company’s certificate of incorporation and bylaws in effect as of the date of this Agreement (to the extent consistent with applicable law), for a period of three (3) years after the Effective Time, as well as any rights to indemnification and advancement of expenses provided in employment agreements or indemnification agreements between Company and any Indemnified Parties, and shall cause the Surviving Corporation to perform (and guarantees that the Surviving Corporation shall perform) its obligations under such indemnification provisions and agreements in accordance with their respective terms. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs, and their representatives. If Surviving Corporation elects (or Parent causes Surviving Corporation to elect) to obtain “tail” coverage with regard to any other insurance policies of Company, such coverage shall be at Parent’s or Surviving Corporation’s expense.

6.5                               Expenses.  Except as set forth above in Sections 6.3 and 6.4, all costs and expenses incurred in connection with this Agreement, the Transactions, and the transactions contemplated by the Merger shall be paid by the party incurring such expense. Company shall accrue on the Closing Balance Sheet all fees of its professional advisors incurred up to the date of Closing.

6.6                               Additional Agreements.  In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of Company or Sub, including without limitation the termination of any UCC financing statements, amendments, and assignments, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action.

6.7                               Public Announcements.  Company and Parent may each issue a press release following the execution of this Agreement. Neither Company nor Parent shall make any public announcement concerning this Agreement and the Transactions without the prior written consent of the other party, and shall furnish to the other party all releases prior to publication. Nothing contained herein shall prevent Company at any time from furnishing any information to any Governmental Entity or from issuing any release as required by law and Parent shall not be required to obtain any prior approval of releases and statements it is required to make, in its sole discretion, pursuant to its interpretation of any securities laws, however each party shall make commercially reasonable efforts to consult with the other party to the extent practicable. Furthermore, nothing contained herein shall restrict Company’s internal communications with its employees, its discussion with customers that may be affected by the Transactions, or its providing any notices or other communications that are contemplated by this Agreement (e.g., seeking consents to assignment from Company’s landlords).

6.8                               Employee Matters.

(a)                                  Company shall use commercially reasonable efforts to cooperate with regard to the continuing employment of the Company’s Eligible Employees as of the Effective Time. For purposes of this Section 6.8, “Eligible Employees” are those employees of Company who are employed at one of the research sites included in the Early Phase Business (as defined in Section 7.2.11(a) below) and those other employees of Company who are designated as Eligible Employees on Schedule 6.8. A list of all Eligible Employees is set forth on Schedule 6.8. Each Eligible Employee shall receive base salary that is the same as or greater than those paid to such Eligible Employee by Company, and benefits that are at least comparable in the aggregate to the benefits provided to such Eligible Employee by Company, immediately prior to the Effective Time. Except as expressly agreed to in writing by Sub or Parent, no specific terms and conditions of employment, including terms and conditions pertaining to length of employment, are guaranteed. Parent shall be responsible for any termination obligations relating to Eligible Employees except to the extent that any such obligations are the result of the terminations by the Company prior to Closing.

(b)                                 Except as may otherwise be agreed by Parent and Company in writing prior to the Effective Time, Surviving Corporation shall continue to maintain all of the Plans set forth in Section 3.1.14 of the Company Disclosure Schedule that are intended to be qualified within the meaning of Section 401(a) of the Code, or the portion of such Plans that remains after the Pre-Merger Spin, after Closing until Parent determines whether to retain, terminate, or merge such plans. Additionally, Surviving Corporation shall continue to maintain after Closing all other employee benefit plans, policies, and arrangements set forth in Section 3.1.14 of the Company Disclosure Schedule, or the portion of such Plans that remains after the Pre-Merger Spin, except those designated as terminated or assumed in the Pre-Merger Spin transaction and those that Parent requests Company to terminate at or before the Effective Time. After the Effective Time, Parent shall have sole and exclusive authority to determine the continuation, amendment, or termination of such plans. To the extent that Parent provides any employee benefits after the Effective Time under Parent’s employee benefit plans, Parent shall give each Company employee full credit for such employee’s service with Company for purposes of eligibility, vesting and benefit accrual under any employee benefit plan of Parent in which a Company employee participates, to the same extent recognized by Company at the time coverage under the existing Company plan ceases. Notwithstanding the foregoing, any obligations of Surviving Corporation for any Plan after the Effective Date shall be limited to obligations related to Eligible Employees.

ARTICLE VII

CONDITIONS PRECEDENT

7.1                               Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to consummate the Merger are subject to the satisfaction, or to the extent permitted by applicable law, the written waiver at or prior to the Effective Time of each of the following conditions:

7.1.1                                                Stockholder Approval.  This Agreement and the Transactions shall have received Company Stockholder Approval.

7.1.2                                                Required Statutory Approvals.  Other than the filing of the Certificate of Merger with the Secretary of State of Delaware, all Required Statutory Approvals shall have been satisfied, filed, occurred, or been obtained.

7.1.3                                                No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary, or permanent) that (i) is in effect, and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (which illegality or prohibition would have a material adverse effect on the combined Early Phase Business of Parent and Surviving Corporation (the “Company Business”) if the Merger were consummated notwithstanding such statute, rule, regulation, executive order, decree, injunction, or other order).

7.2                               Conditions of Obligations of Parent and Sub.  The obligations of Parent and Sub to consummate the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

7.2.1                                                Representations and Warranties of Company.  The representations and warranties of Company contained in this Agreement shall be true and correct in all respects on the date hereof (as though the Pre-Merger Spin had been consummated as of the date hereof) and as of the Closing Date (without regard to the proviso in Section 3.1 relating to the consummation of the Pre-Merger Spin) with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date) except, in each case, as does not constitute a Company Material Adverse Effect at the Closing Date. Parent and Sub shall have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

7.2.2                                                Performance of Obligations of Company.  Company shall have performed all agreements and covenants required to be performed by it under this Agreement prior to the Closing Date, except for breaches that do not have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

7.2.3                                                No Company Material Adverse Effect.  From the date of this Agreement until the Closing Date, there shall not have occurred any change, event, circumstance, development, or effect that, individually or in the aggregate, has had a Company Material Adverse Effect, and Parent shall have received a certificate to that effect signed by the Chief Executive Officer and the Chief Financial Officer of Company.

7.2.4                                                Legal Action.  There shall not be pending any action, proceeding, or other application brought by any Governmental Entity:  (i) challenging or seeking to restrain or prohibit the consummation of the Transactions, or seeking to obtain any material damages; or (ii) seeking to prohibit or impose any material limitations on Parent’s or the Surviving Corporation’s ownership or operation of all or any portion of Parent’s and Company’s combined Company Business or to compel Parent or Surviving Corporation to dispose of any portion of Parent’s and Surviving Corporation’s combined Company Business as a result of the Transactions, other than in accordance with a plan proposed by or consented to in writing by Parent.

7.2.5                                                Resignations.  Parent shall have received the resignations of all of the officers and directors of Company and its subsidiaries (which resignations, other than the right to serve as an officer or director, shall not impair the rights of any officer or director).

7.2.6                                                Required Employee.  As of immediately prior to the Closing, Gwen Booth shall have executed an offer letter and employee agreement in the form provided by Parent and shall not have revoked such acceptance, provided that the terms of the offer may not be amended or modified without the mutual agreement of Parent and such employee.

7.2.7                                                Intentionally Omitted.

7.2.8                                                Escrow Agreement. Parent, the Stockholders’ Representatives, and the escrow agent identified therein shall have executed and delivered the Escrow Agreement.

7.2.9                                                Equipment Payoff; Minutes. Company shall have provided Parent with the dollar amount at closing for equipment lease amounts paid off applicable to the Company’s Early Phase Business, defined in Section 7.2.11, equipment and assets no later than the third business day after satisfaction or waiver of the last to be fulfilled of the conditions set forth in this Article VII that by their terms are not to occur at the Closing. Company shall have provided Parent with all minute books of Company and its subsidiaries.

7.2.10                                         Intentionally Omitted.

7.2.11                                         Pre-Merger Spin.

(a)                                  Company shall have consummated all sales, conveyances, transfers, assignments or other transactions necessary or required to dispose of all Company assets and liabilities not directly related to, or used in, the Early Phase Business (“Pre-Merger Spin”). For purposes hereof, “Early Phase Business” means the business of Conducting clinical research studies at Company’s facilities in Portland, Oregon; San Diego, California; Honolulu, Hawaii; Austin, Texas; Boise, Idaho; Gainesville, Florida; and Daytona Beach, Florida and at Company’s facility located at 1341 W. Mockingbird Lane, Suite 400E, Dallas, TX 75247. The Early Phase Business does not include (i) the business of Company’s contract research organization division, which division operates under the name “Radiant Development” and provides contract research organization services in Phase 0 through IV, including but not limited to IND submissions, protocol design and development, project management, data management, laboratory data transfers, statistical analysis, medical writing, report writing and monitoring activities; or (ii) the Company’s corporate office assets and operations. For purposes hereof, “Conducting” means recruiting, consenting and randomizing a human subject into a clinical trial, administering the test article required by the protocol and collecting the specific data required by the protocol. Such Pre-Merger Spin shall have been consummated pursuant to, and in accordance with, the Pre-Merger Spin Agreement(s) substantially in the form attached hereto as Exhibit 7.2.11(a), and no material term or condition of the Pre-Merger Spin Agreement(s) shall have been waived by any party thereto. Company shall have provided to Parent or its counsel all documentation related to any Pre-Merger Spin.

(b)                                 In connection with the Pre-Merger Spin, the parties shall execute a Transition Services Agreement, substantially in the form set forth as Exhibit 7.2.11(b), relating to certain transition services between the parties after the Closing.

(c)                                  In connection with the Pre-Merger Spin, the parties shall execute a License Agreement, substantially in the form set forth as Exhibit 7.2.11(c), relating to certain information technology assets.

(d)                                 In connection with the Pre-Merger Spin, the parties shall execute a letter agreement (the “Indemnification Side Letter”), substantially in the form set forth as Exhibit

7.2.11(d), relating to certain indemnification obligations with regard to the operation of the business activities disposed of pursuant to the Pre-Merger Spin.

7.2.12                                         Non-Competition Agreements.  Parent shall have received an executed Non-Competition Agreement from each of the persons listed in Schedule 7.2.12 and from Radiant Research Holdings Inc., which Non-Competition Agreements shall be substantially in the forms attached hereto as Exhibits 7.2.12(a) and 7.2.12(b) (the “Non-Competition Agreements”).

7.2.13                                         Good Standing Certificate.  Company shall have received a good standing certificate from the state of Delaware within three days prior to the Effective Time.

7.2.14                                         Termination of Options and Warrants.  There shall be no outstanding options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character to which Company is a party or by which Company may be bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Company, or obligating Company to grant, extend or enter into any such option, warrant, call, conversion right, conversion payment, commitment, agreement, contract, understanding, restriction, arrangement or right. Company, through its board of directors, shall have caused the termination of the Company Stock Option Plan, including termination of all outstanding options thereunder, and shall have received appropriate consents from former holders thereof, reasonably acceptable to Parent and its counsel.

7.2.15                                         Dissenters’ Rights.  Company shall not have received written demands (or expressions of intent to make such a demand) under the dissenters’ rights provisions of the DGCL from holders of the Company’s capital stock holding in excess of five percent (5%) of the Participating Common Stock Equivalents.

7.2.16                                         Opinion of Counsel.  Parent shall have received an opinion dated as of the Closing Date of Davis Wright Tremaine LLP, counsel to Company, substantially in the form attached hereto as Exhibit 7.2.16.

7.3                               Conditions of Obligation of Company.  The obligation of Company to consummate the Merger is subject to the satisfaction, or to the extent permitted by applicable law, the written waiver at or prior to the Effective Time of each of the following conditions:

7.3.1                                                Representations and Warranties of Parent and Sub.  The representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all respects on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not constitute a Parent Material Adverse Effect at the Closing Date. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized officer of Parent and a certificate with respect to the foregoing signed on behalf of Sub, with respect to the representations and warranties of Sub, by an authorized officer of Sub.

7.3.2                                                Performance of Obligations of Parent and Sub.  Parent and Sub shall have performed all agreements and covenants required to be performed by them under this Agreement prior to the Closing Date except for breaches that do not have a Parent Material Adverse Effect, and Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.

ARTICLE VIII

INDEMNIFICATION

8.1                               Indemnification Relating to Agreement.  Subject to Sections 8.5 and 8.6, Ten Million Dollars ($10,000,000) of the Escrow Amount shall be available from and after the Closing to defend, indemnify, and hold Parent and Surviving Corporation harmless from and against, and to reimburse Parent and Surviving Corporation with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys’ fees) (“Indemnifiable Amounts”) of every nature whatsoever incurred by Parent and Surviving Corporation by reason of or arising out of or in connection with (i) any breach, or any claim (including claims by parties other than Parent) that if true, would constitute a breach by Company of any representation or warranty of Company contained in this Agreement or in any certificate or other document delivered to Parent pursuant to the provisions of this Agreement (in each case as modified by the Company Disclosure Schedule as of the date hereof); (ii) the failure, partial or total, of Company to perform any agreement or covenant required by this Agreement to be performed by it, (iii) any tax liability of Company or asserted tax liability of Company relating to any period of time prior to and through the Closing Date (a “Pre-Closing Period”), and, except for (x) taxes attributable to, resulting from or arising out of the Merger, (y) taxes that are disclosed on the Company Disclosure Schedule, and (z) taxes reflected in Financial Statements prepared in accordance with its past practices; and (iv) any Working Capital Deficit Adjustment, in each case of (i) and (ii) above, without giving effect to any “materiality” limitations or references to “material adverse effect” therein. Five Million Dollars ($5,000,000) of the Escrow Amount shall be available from and after the Closing to defend, indemnify, and hold Parent and Surviving Corporation harmless from and against, and to reimburse Parent and Surviving Corporation with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys’ fees) (“Special Escrow Indemnifiable Amounts”) of every nature whatsoever incurred by Parent and Surviving Corporation by reason of or arising out of or in connection with those matters described in Schedule 8.1. Notwithstanding the foregoing, the Indemnifiable Amounts and the Special Escrow Indemnifiable Amounts shall be net of the amount of any insurance proceeds from policies held by Company prior to Closing and any indemnity or contribution amounts actually recovered by Parent or Surviving Corporation and are subject to compliance with any applicable provisions in the Transition Services Agreement (e.g., notice of claims relating to the late phase business); provided that neither Parent nor Surviving Corporation shall have any obligation to file any claims with their respective insurers. The availability of the Escrow Amount to indemnify Parent as provided in this Article VIII shall be determined without regard to any right to indemnification to which any holder of any interest in the Escrow Amount may have in his or her capacity as an officer, director, employee, agent, or any other capacity of Company and no such holder shall be entitled to any indemnification from Company or the Surviving Corporation for amounts paid hereunder. Any payment to Parent pursuant to this Article VIII shall be treated for tax purposes as an adjustment to the Base Amount.

8.2                               Third Party Claims.  Notwithstanding anything to the contrary contained herein or in the Escrow Agreement, whenever Parent shall have received a written notice that a claim or demand has been asserted or threatened by a third party as to which Parent may seek indemnification hereunder (other than claims or demands covered by Section 8.3), Parent shall promptly notify the Stockholders’ Representatives of such claim or demand and of the facts within Parent’s knowledge that relate thereto within a reasonable time (in any event not to exceed five (5) business days) after receiving such written notice. The Stockholders’ Representatives shall have the right to conduct and control, through counsel of their own choosing, any third-party claim, action or suit (“Third Party Claim”). Parent may, at its election, participate in the defense of any such Third Party Claim, with counsel of its choosing, but shall be required to bear the fees and expenses of such counsel. Notwithstanding the foregoing, if in the reasonable judgment of Parent after consultation with counsel (i) there is a conflict or a reasonably likely potential conflict between the positions of Stockholders’ Representatives and Parent in conducting the defense of such claim, or (ii) in the case where Parent or Company is the indemnified party and considerations relating to the operation of the Surviving Corporation could adversely impact the business condition of the Surviving Corporation, thereby requiring or causing Parent to defend or respond in a manner different from that recommended by the Stockholders’ Representatives, Parent shall have the right to undertake the defense or settlement thereof, at Parent’s expense, and the Stockholders’ Representatives shall be entitled to participate in the defense of such claim, the cost of such participation to be at their expense. If the

Stockholders’ Representatives fail to undertake the reasonable defense of any Third Party Claim, then Parent may defend, with counsel of its own choosing, and settle such Third Party Claim and then recover from the Stockholders’ Representatives the amount of such settlement or of any judgment and the costs and expenses of such defense. The Stockholders’ Representatives shall not settle, compromise, or offer to settle or compromise any such claim or demand without the prior written consent of Parent, which consent shall not be unreasonably withheld. By way of illustration and not limitation it is understood that Parent may object to a settlement or compromise that includes any provision that in its reasonable judgment may have an adverse impact on or establish an adverse precedent for the business condition of Parent or any of its Subsidiaries, provided that Parent shall not have the right to object to a settlement that consists solely of the payment of a monetary damage amount paid from the Escrow Amount and that is subject to full indemnification under this Agreement. If the Stockholders’ Representatives fail to give written notice to Parent of their intention to contest or settle any such claim or demand within thirty (30) calendar days after Parent has notified the Stockholders’ Representatives that any such claim or demand has been made in writing and received by Parent, or if any such notice is given but any such claim or demand is not promptly contested by the Stockholders’ Representatives, Parent shall have the right to contest and/or settle any such claim or demand and seek indemnification pursuant to this Article VIII as to any Indemnifiable Amount or Special Escrow Indemnifiable Amount related to such third party claim or demand.

8.3                               Tax Contests.  Notwithstanding any of the foregoing, Parent shall have the sole right to conduct any tax audit or other tax contest relating to or that may affect a Parent tax return, report, election, or information statement, provided, however, that to the extent that there is a claim relating to taxes that is subject to indemnification pursuant to this Article VIII, Parent shall (i) give notice to the Stockholders’ Representatives of such payments to be made that are Indemnifiable Amounts or Special Escrow Indemnifiable Amounts, (ii) allow the Stockholders’ Representatives to comment on such matters and provide to the Stockholders’ Representatives information reasonably requested by the Stockholders’ Representatives and permit the Stockholders’ Representatives to evaluate such claim, and (iii) to the extent comments from the Stockholders’ Representatives are received, reasonably and in good faith consider such comments.

8.4                               Binding Effect.  The indemnification provisions contained in this Article VIII are an integral part of this Agreement and Merger in the absence of which Parent would not have entered into this Agreement.

8.5                               Time Limit.  The representations, warranties, covenants, and agreements of Company set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated by this Agreement and shall continue until the date that is 12 months after the Closing Date, at which time all representations and warranties shall expire; provided, however, that obligations related to those matters set forth on Schedule 8.1 shall continue until a date that is 18 months after the Closing Date; provided further that obligations of the holders of Company Shares for Indemnifiable Amounts pursuant to Section 8.1(iii) or arising out of breaches of the representations and warranties in Section 3.1.19 (relating to taxes) and Section 3.1.16 (relating to environmental) and obligations arising out of fraud or material misrepresentations made by Company in bad faith (collectively, “Company Fraud” ) will have no time limit other than any applicable statute of limitations. Notwithstanding the foregoing, no representation, warranty, covenant or agreement shall expire to the extent Parent has provided to the Stockholders’ Representatives written notice of Parent’s claim for indemnification pursuant to the terms of the Escrow Agreement prior to the expiration of the applicable survival period; provided further that, except with respect to Michael K. Lester, Pamela M. Spaniac, Gordon Empey, and Jerry Pfeifer, the maximum amount for which Parent may seek indemnification from each holder of Company Shares in connection with Company Fraud shall be limited to the Net Distributable Amount payable to such holder of Company Shares pursuant hereto.

8.6                               Limitations.  Notwithstanding any other provision in this Article VIII, Parent shall be entitled to indemnification only if and to the extent that the aggregate of the Indemnifiable Amounts and Special Escrow Indemnifiable Amounts exceed two hundred fifty thousand dollars ($250,000) (the “Threshold Amount”), provided that at such time as the aggregate Indemnifiable Amounts exceed the Threshold Amount, Parent shall be entitled to be indemnified up to the full Indemnifiable Amounts including the Threshold Amount; and provided further that any amount payable pursuant to Sections 8.1(iii) or (iv), or arising out of breaches of the representations, warranties, and covenants in Section 3.1.19 (relating to taxes) and Section 3.1.16 (relating to environmental), or Company Fraud shall not be subject to the foregoing Threshold Amount and shall not be included in any calculation of the Threshold Amount as it relates to other Indemnifiable Amounts or Special Escrow Indemnifiable Amounts. Parent’s aggregate claims for indemnification may not exceed the Escrow Amount and the maximum liability for each former holder of Company securities for any breach of a representation, warranty or covenant of the Company shall be limited to the portion of the Escrow Amount held by the Escrow Agent in which such holder has an interest; provided, however, that the liability of each former holder of Company securities for Indemnifiable Amounts or Special Escrow Indemnifiable Amounts arising out of breaches related to Company Fraud or attributable to such holders shall not be subject to the limitations of this Section 8.6. Any liability of the former holders of Company securities in excess of the Escrow Amount shall be several and not joint.

8.7                               Contribution.  Holders of Company Shares will have no right of contribution from the Surviving Corporation for liabilities for such holders’ obligations pursuant to this Article VIII.

8.8                               Exclusive Remedy.  With the exception of claims based upon Company Fraud and claims relating to Indemnifiable Amounts pursuant to Section 8.1(iii) or arising out of breaches of the representations and warranties in Section 3.1.19 (relating to taxes) or Section 3.1.16 (relating to environmental), from and after the Effective Time, resort to the Escrow Amount shall be the sole and exclusive right and remedy of Parent and the Surviving Corporation (and related entities) for Indemnifiable Amounts, Special Escrow Indemnifiable Amounts, or other damages or amounts which otherwise might be due under the indemnification provisions contained in, and for any breach of, this Agreement or otherwise under or in connection with this Agreement (it being understood that nothing in this Section 8.8 or elsewhere in this Agreement shall affect Parent’s rights to equitable remedies to the extent available); provided that nothing in this Agreement shall be deemed to limit any rights that Surviving Corporation may have under the Indemnification Side Letter with respect to indemnification related to losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys’ fees) arising out of or in connection with any business of the Company other than the Early Phase Business.

8.9                               Straddle Period.  For purposes of Section 8.1(iii), in the case of any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of any taxes based on or measured by income or receipts of Company deemed to relate to a Pre-Closing Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other taxes of Company for a Straddle Period which relate to a Pre-Closing Period shall be deemed to be the amount of such tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

ARTICLE IX

TERMINATION, AMENDMENT, AND WAIVER

9.1                               Termination.  Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)                                  by mutual consent of Parent and Company, duly authorized by the boards of directors of Parent and Company, respectively;

(b)                                 by either Parent or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or agreement contained in this Agreement) if there has been a material breach by the non-terminating party of any representation, warranty, covenant, or agreement as set forth in the Agreement that results in the closing conditions set forth in Article VII not being met or if any representation or warranty of the non-terminating party shall have been untrue or inaccurate when made or shall have become untrue or inaccurate such that, in the aggregate, in the case of such representations and warranties, such untruths or inaccuracies would have, or reasonably be expected to have, a Company Material Adverse Effect or a material adverse effect on a party’s ability to consummate the Transactions; provided, however, that if such untruth or inaccuracy in the non-terminating party’s representations and warranties or breach by the non-terminating party is curable by such party through exercise of commercially reasonable efforts, then this Agreement may not be terminated pursuant to this Section 9.1(b) until the earlier of (i) the expiration of a thirty (30) day period after delivery of written notice of such untruth or inaccuracy or breach, or (ii) the date on which the party ceases to exercise commercially reasonable efforts to cure such untruth or inaccuracy or breach (it being understood that this Agreement may not be terminated pursuant to this Section 9.1(b) if such untruth or inaccuracy or breach is cured during such thirty (30) day period);

(c)                                  by either Parent or Company if the Merger shall not have been consummated before July 31, 2006 (the “Outside Date”), provided, however, that the Outside Date shall be September 30, 2006 if the Department of Justice or the Federal Trade Commission makes a Second Request pursuant to the HSR Act or in the event of litigation by any Governmental Entity; provided, further, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to have been consummated on or before such date and such action or failure to act constitutes a breach of this Agreement;

(d)                                 by either Parent or Company if any permanent injunction or other order of a court or other competent authority preventing the Merger shall have become final and not subject to appeal;

(e)                                  by Parent if the Company Stockholder Approval shall not have been obtained no later than thirty (30) minutes before Closing;

(f)                                    by Parent if there has been a Change of Recommendation; or

(g)                                 by Parent if Company’s board of directors shall have recommended to the stockholders of Company any proposal that would constitute a Restricted Transaction (provided, that for purposes of this Article IX, “Restricted Transaction” shall be defined as the acquisition of all or more than twenty percent (20%) of Company, its business, assets, or capital shares, excluding non-exclusive licenses entered into in the ordinary course of business, whether by merger, consolidation, other business combination, purchase of capital stock purchase of assets, license, lease, tender or exchange offer, or otherwise but shall not include any Pre-Merger Spin) or shall have resolved or announced an intention to do so.

9.2                               Effect of Termination.  In the event of termination of this Agreement by either Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of Parent, Sub, or Company, or their respective officers or directors, except that (i) the provisions of Sections 6.1, 6.5, 6.7, 9.2, 10.7, 10.11, and 10.13 and the Confidentiality Agreement shall survive any such termination and abandonment, and (ii) no party shall be released or relieved from any liability arising from the willful breach by such party of any of its representations, warranties, covenants, or agreements as set forth in this Agreement.

ARTICLE X

GENERAL PROVISIONS

10.1                        Survival of Representations, Warranties, and Agreements.  Each representation and warranty of Company contained in Section 3.1 and any certificate related to such representations and warranties will survive the Closing and continue in full force and effect until the date that is twelve (12) months after the Closing Date, except with respect to (i) matters set forth on Schedule 8.1, for which the survival period shall be eighteen (18) months from the Closing Date and (ii) the representations and warranties in Section 3.1.19 (relating to taxes) and Section 3.1.16 (relating to environmental) which shall survive until the expiration of the applicable statute of limitations, and each agreement set forth Sections 5.4, 6.1, 6.4, and 6.7 will survive the Closing and continue in full force and effect indefinitely.

10.2                        Notices.  All notices, requests, demands, or other communications required or permitted to be given pursuant to this Agreement shall be in writing and deemed given upon:  (i) personal delivery, (ii) confirmed delivery by a standard overnight courier or when delivered by hand, (iii) three business days after depositing in the mail in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such address for a party as shall be specified by notice given hereunder), or (iv) transmitter’s confirmation of a receipt of a facsimile transmission:

(a)	if to Parent
	or Sub, to:	Covance Clinical Research Unit Inc.
c/o Covance Inc.
210 Carnegie Center
Princeton, NJ 08540-6233
		Attention:	General Counsel
		Facsimile No.:	609-419-2585

	With a copy to:	Preston Gates & Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104-1158
		Attention:	Christopher H. Cunningham
		Facsimile No.:	206-623-7022

(b)	if to James Stevenson
as Stockholders’
	Representative, to:	James Stevenson
ABS Capital Partners III
400 E. Pratt St, Suite 900
Baltimore, MD 21202-3127
		Facsimile No.:	410-246-5606

if to Christopher Grant, Jr.
as Stockholders’
	Representative, to:	Christopher Grant, Jr.
Salix Ventures, LP
300 Brickstone Square, Suite 1003
Andover, MA 01810
		Facsimile No.:	978 470-2512

	With a copy to:	Rob Ivy
Salix Ventures, LP
30 Burton Hills Blvd., Suite 370
Nashville, TN 37215
		Facsimile No.:	615-665-2912

(c)	if to Company, to:	Radiant Research Inc.
1120 112th Ave NE
Suite 480
Bellevue, WA 98004
Attention:
		Facsimile No.:	425-468-6245

	With a copy to:	Davis Wright Tremaine LLP
1501 Fourth Avenue
Suite 2600
Seattle, WA 98146-1688
Attention: Brent R. Eller
		Facsimile No.:	206-622-3150

10.3                        Interpretation.  For purposes of this Agreement, “subsidiary” or “subsidiaries”  means an entity or entities of which Company, Parent, or such other Person as the context requires directly or indirectly owns an amount of the voting securities or other voting ownership or voting partnership interests sufficient to elect a majority of its board of directors or other governing body (or, if there are no such interests, fifty percent (50%) or more of the equity interests thereof). For purposes of this Agreement, “Person” means an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity. The words “include,” “includes,” and “including” when used in this Agreement shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The “knowledge of” or other derivations of “know” in this Agreement with respect to a party will mean the knowledge of the executive officers of such party, in each case assuming they have acted in good faith and exercised due inquiry consistent with their applicable fiduciary duties in connection with the Transactions. Specifically, and without limitation, the actual knowledge of each of Michael K. Lester, Pamela M. Spaniac, Gordon Empey, and Jerry Pfeifer shall be knowledge of Company hereunder and each shall have made the inquiry noted above. As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act. As used in this Agreement, the term “business day” means any day other than a Saturday, Sunday, or a day on which banking institutions in New York, New York are permitted or obligated by law to be closed for regular banking business. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a section, schedule, or an exhibit will mean a section in, or schedule or exhibit to, this Agreement unless otherwise explicitly set forth.

10.4                        Counterparts.  This Agreement may be executed (i) in one or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute the same instrument, and (ii) by facsimile. The execution and delivery of a Signature Page - Agreement and Plan of Merger, in the form annexed to this Agreement, by any party hereto who shall have been furnished the final form of this Agreement shall constitute the execution and delivery of this Agreement by such party.

10.5                        Miscellaneous.  This Agreement, the Confidentiality Agreement, and the documents referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other Person any rights or remedies hereunder

(except as otherwise expressly provided herein and except that Section 6.4 is for the benefit of the Indemnified Parties); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

10.6                        No Joint Venture.  Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee, or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

10.7                        Governing Law.  This Agreement shall be governed in all respects, including validity, interpretation, and effect, by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10.8                        Amendment.  Except as may otherwise be provided herein, any provision of this Agreement may be amended or modified by the parties hereto prior to the Closing Date, if, and only if such amendment or modification is in writing and signed on behalf of each of the parties hereto; provided that after the adoption of this Agreement by the stockholders of Company, no such amendment shall be made except as allowed under applicable law.

10.9                        Extension, Waiver.  At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements, covenants, or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing and signed by the party against whom the waiver is to be effective.

10.10                 Successors and Assigns.  This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests, and obligations hereunder to (a) Parent, or (b) Parent and one or more direct or indirect wholly-owned subsidiaries of Parent (each an “Assignee”), provided, however, that (i) no such assignment shall relieve Sub or Parent of any of its obligations under this Agreement, and (ii) to the extent required by Section 251 of the DGCL in order for this Agreement, with such rights assigned, to be valid from and after such assignment, such assignment shall be effective only after an appropriate amendment to this Agreement to effectuate such assignment shall have been executed by the parties hereto and any such Assignee, and such amendment, or this Agreement as so amended, shall have received all approvals required by the DGCL. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.11                 Specific Performance.  The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

10.12                 Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

10.13                 Submission to Jurisdiction.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court sitting in New Castle County. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in New Castle County for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

10.14                 Stockholders’ Representatives.

(a)                                  By virtue of the Company Stockholder Approval, and without any further act of any holder of Company Shares, the holders of Company Shares shall be deemed to have appointed James Stevenson and Christopher Grant, Jr. (previously defined as the Stockholders’ Representatives, acting jointly) as agents and attorneys-in-fact for each holder of Company Shares (except such stockholders, if any, holding Dissenting Shares), for and on behalf of the holders of Company Shares (except such stockholders, if any, holding Dissenting Shares) for all matters relating to this Agreement, including to give and receive notices and communications, to authorize delivery of cash from the Escrow Amount in satisfaction of claims by Parent or the Surviving Corporation, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders’ Representatives for the accomplishment of the foregoing.

(b)                                 The Stockholders’ Representatives may be changed by the holders of Company Shares from time to time upon not less than thirty (30) days’ prior written notice to Parent, provided that holders of a majority interest of the Escrow Amount agree to such removal of James Stevenson and Christopher Grant, Jr. and any successors thereto and to the identity of the substituted agent. A Stockholders’ Representative may resign at any time upon giving at least thirty (30) days’ written notice to the holders of interest in the Escrow Account, except that no such resignation shall become effective until the appointment of a successor Stockholders’ Representative. Upon resignation of a Stockholders’ Representative or a successor Stockholders’ Representative thereto, the holders of a majority interest of the Escrow Amount shall agree on a successor Stockholders’ Representative thereto within thirty (30) days after receiving such notice. If holders of a majority interest of the Escrow Amount fail to agree upon a successor Stockholders’ Representative within such time, the resigning Stockholders’ Representative shall have the right to appoint a successor Stockholders’ Representative, or if a Stockholders’ Representative is not designated within forty-five (45) days after receipt of the initial notice, Parent shall designate a successor Stockholders’ Representative. Any successor Stockholders’ Representative shall execute and deliver an instrument accepting such appointment and shall, without further acts, be vested with all the rights, powers, and duties of the predecessor Stockholders’ Representative as if originally named as a Stockholders’ Representative and thereafter the resigning Stockholders’ Representative shall be discharged from any further duties and liability under this Agreement. No bond shall be required of any Stockholders’ Representative, and no Stockholders’ Representative shall receive compensation for his or her services. Notices or communications to or from the Stockholders’ Representatives shall constitute notice to or from each of the holders of interest of the Escrow Amount for all matters relating to this Agreement.

(c)                                  The Stockholders’ Representatives shall not be liable for any act done or omitted hereunder as the Stockholders’ Representatives while acting in good faith. Holders of

Company Shares on whose behalf the Escrow Amount is contributed shall severally indemnify the Stockholders’ Representatives and hold the Stockholders’ Representatives harmless against all loss, liability, or expense incurred without bad faith or willful misconduct on the part of such Stockholders’ Representatives and arising out of or in connection with the acceptance or administration of such Stockholders’ Representatives’ duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representatives. The Stockholders’ Representatives shall be entitled to the advance and reimbursement of costs and expenses incurred by or on behalf of the Stockholders’ Representatives in the performance of their duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representatives, pursuant to the terms of the Escrow Agreement.

(d)                                 A decision, act, consent, or instruction of the Stockholders’ Representatives relating to this Agreement shall be made by them unanimously and shall constitute a decision of all holders of Company Shares (except such stockholders, if any, holding Dissenting Shares) and shall be final, binding, and conclusive upon each of such holders of Company Shares. Parent, and all other persons entitled to indemnification under the Escrow Agreement or any other document or agreement entered into in connection herewith or therewith (the “Indemnified Persons”), may rely upon any such decision, act, consent, or instruction of the Stockholders’ Representatives as being the decision, act, consent, or instruction of each and every such holder of interest in the Escrow Amount. Parent and all other Indemnified Persons are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent, or instruction of the Stockholders’ Representatives.

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SIGNATURE PAGE—AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, Parent, Sub, Company, and the Stockholders’ Representatives have signed this Agreement or caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

COVANCE CLINICAL RESEARCH UNIT INC.		RADIANT RESEARCH INC.

By	/s/ Wendel Barr	By	/s/ Michael Lester
Its	President	Its	President and CEO

TYD INC.		STOCKHOLDERS’ REPRESENTATIVES

By	/s/ Marc S. Ginsky	/s/ James E. Stevenson, Jr.
Its	Assistant Secretary	James Stevenson

/s/ Christopher Grant, Jr.
Christopher Grant, Jr.